Exhibit 10.28

EXECUTION COPY

STOCK PURCHASE AGREEMENT

BY AND AMONG

SENSATA TECHNOLOGIES, INC.,

FIRST TECHNOLOGY LIMITED,

AND

HONEYWELL INTERNATIONAL INC.

November 3, 2006

EXECUTION COPY

4.6	Investment Intent	26
4.7	No Reliance	26
4.8	Finder's Fee	28
4.9	Disclaimer of Other Representations and Warranties	28

ARTICLE V COVENANTS		28

5.1	Interim Operations of the Companies	28
5.2	Filings with Governmental Authorities.	30
5.3	Consents	32
5.4	Confidentiality; Access to Information	32
5.5	Publicity	33
5.6	Books and Records	33
5.7	Further Action	34
5.8	Expenses	34
5.9	Notification of Certain Matters	35
5.10	Employees and Employee Benefit Plans	35
5.11	Indebtedness; Intercompany Accounts	39
5.12	Insurance Matters	40
5.13	Non-Solicitation of Employees	41
5.14	Non-Competition	41
5.15	Business Confidential Information	43
5.16	Waiver of Conflicts and Attorney-Client Privilege	44
5.17	Closing Cash Balance	45
5.18	Sellers' Marks	45
5.19	The Settlement Agreement	45
5.20	Dealing with and Voting on English Shares	46
5.21	Assigned Intellectual Property	46
5.22	Exclusivity	47
5.23	Credit Facility	47
5.24	Certain Payments	48
5.25	Access	48
5.26	Continuation of Transition Services	49
5.27	Listed Patents; Other Assigned Intellectual Property	49

ARTICLE VI CLOSING CONDITIONS		50

6.1	Conditions to Obligations of Sellers and Purchaser	50
6.2	Additional Conditions to Obligations of Purchaser	50
6.3	Additional Conditions to Obligations of Sellers	51

ARTICLE VII CERTAIN TAX MATTERS		52

7.1	Tax Returns	52
7.2	Cooperation on Tax Matters; Contests	51
7.3	Tax Sharing Agreements	54
7.4	Tax Indemnifications	54
7.5	Certain Taxes	56

ARTICLE VIII TERMINATION		56

8.1	Termination	56
8.2	Effect of Termination and Abandonment	56

ARTICLE IX SURVIVAL; INDEMNIFICATION		57

9.1	Survival of Representations, Warranties and Agreements	57
9.2	Indemnification	57
9.3	Indemnification Procedures	58
9.4	Indemnification Limitations	60

ARTICLE X MISCELLANEOUS		63

10.1	Notices	63
10.2	Certain Definitions; Interpretation	64
10.3	Severability	70
10.4	Entire Agreement; No Third-Party Beneficiaries	71
10.5	Amendment; Waiver	71
10.6	Binding Effect; Assignment	71
10.7	Disclosure Schedule	71
10.8	Governing Law	71
10.9	Dispute Resolution; Mediation; Jurisdiction	72
10.10	Construction; Interpretation	73
10.11	Counterparts	73

Index of Defined Terms

Term	Page
Affiliate	63
Affiliated Group	63
Agreement	Preamble
Ancillary Agreements	6
Assigned Intellectual Property	64
Business Confidential Information	43
Business Material Adverse Effect	64
Cap	60
CDI 401(k) Plan	38
Closing	2
Closing Date	2
Code	64
Collateral Source	60
Companies	Recitals
Company Plan	18
Company Plans	18
Competing Business	42
Confidentiality Agreement	32
Contract	64
control	65
Credit Facility	26
Current Representation	44
D&O Policy(ies)	41
De Minimis Loss	60
Delphi Claim	65
Disclosure Schedule	6
Dispute	71
Disputed Amount	4
DOJ	65
Employee Members	38
Employees	35
Encumbrances	22
English Shares	46
Environmental Claims	17
Environmental Laws	17
ERISA	65
ERISA Group Liabilities	19
Excluded Representations	60
Final FTCP Net Working Capital	3
Foreign Plan	19
FT	Preamble
FT Automotive SERP	36

v

FT SERP	36
FTC	65
FTCP Business	65
FTCP Financial Statements	9
FTCP Interim Financial Statements	9
FTCP Interim Income Statement	8
FTCP Interim Statement of Net Assets	8
FTCP L/Cs	40
FTCP Net Working Capital	65
FTCP Preliminary Working Capital Statement	3
FTCP Specified Accounting Policies	65
FTCP Year-End Financial Statements	8
Governmental Authority	65
Governmental Order	66
Honeywell	Preamble
Honeywell L/Cs	39
HSR Act	7
Indebtedness	66
Indemnified Party	57
Indemnifying Party	57
Independent Accounting Firm	66
Intellectual Property	15
Intellectual Property Assignment	66
Key Customers	21
Key Suppliers	21
knowledge	66
Labor Laws	23
Law	66
Leased Real Property	22
Liability	66
License Opportunity	67
Liens	22
Losses	67
Made Available	67
Management	61
Material Contract	21
Materials of Environmental Concern	17
Mediation Request	71
Non-US Employees	37
Occurrence Policies	40
Other Competition Authorities	30
Other Competition Filings	30
Other Competition Law	30
Owned Real Property	22
Permit	67
Permitted Encumbrances	67

Person	68
Post-closing Representation	44
Preliminary FTCP Net Working Capital	3
Procedure	71
Property	22
Purchase Price	2
Purchased Entities	12
Purchaser	Preamble
Purchaser Environmental Liability	61
Purchaser Indemnified Parties	56
Purchaser Material Adverse Effect	68
Reorganization	68
Run-Off Coverage	41
Seller	Preamble
Seller Indemnified Parties	57
Sellers	1
Sellers' Marks	45
Seller's UK DB Scheme	38
Seller's UK DC Scheme	38
Settlement Agreement	68
Settlement Opportunity	68
Shares	Recitals
Shelby Business	68
Solvent	26
Statutory Sellers	Recitals
Straddle Period	53
Subsidiary	69
Sufficient Payment Resources	26
Survival Period	56
Swaps	30
Tangible Property	22
Targeted FTCP Net Working Capital	69
Tax Return	69
Taxes	69
Taxing Authority	69
Third-Party Claim	57
Threshold Amount	60
Trademark License Agreement	50
Transaction Matters	70
UK Plans	38
US Employees	35
Voluntary Environmental Investigation	61
WARN Act	10

Index of Exhibits

Exhibit A Companies and Subsidiaries

Exhibit B Trademark License Agreement

Exhibit C Intellectual Property Assignment

Exhibit D Purchase Price Allocation Schedule

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made this 3rd day of November, 2006, by and among Sensata Technologies, Inc., a Delaware corporation (“Purchaser”), First Technology Limited, a United Kingdom corporation and an indirect wholly owned Subsidiary of Honeywell formerly known as First Technology plc (“FT”), and Honeywell International Inc., a Delaware corporation (“Honeywell”). Each of FT and Honeywell is referred to herein as a “Seller” and, collectively, as the “Sellers.”

WHEREAS, the Sellers intend prior to the Closing to consummate the Reorganization;

WHEREAS, as a result of the consummation of the Reorganization, the Sellers will own at the Closing all of the issued and outstanding shares of capital stock (the “Shares”) of the Companies listed on Exhibit A hereto (the “Companies”) and, indirectly, the Subsidiaries listed on Exhibit A hereto, other than, in the case of FT Dominicana Holdings S.A., a nominal number of shares held by residents of the Dominican Republic (such Persons, collectively, the “Statutory Sellers”) as required pursuant to local law, and which will be transferred concurrently with the transfer of the Shares hereunder;

WHEREAS, the Companies, together with their divisions and Subsidiaries, own or hold the assets, rights, obligations and liabilities comprising the FTCP Business;

WHEREAS, upon the terms and subject to the conditions contained in this Agreement, Purchaser desires to acquire from the applicable Seller the applicable Shares, and the applicable Seller desires to sell to Purchaser the applicable Shares; and

WHEREAS, upon the terms and subject to the conditions contained in this Agreement, Purchaser desires to acquire from FT the Assigned Intellectual Property and FT desires to sell to Purchaser the Assigned Intellectual Property.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES AND IP ASSETS

1.1 Purchase and Sale of Shares and IP Assets. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), in exchange for a payment by Purchaser to Honeywell (as agent for the Sellers) of an aggregate cash amount equal to the Purchase Price (i) Honeywell shall cause each Seller and the Statutory Sellers, as appropriate, and each Seller and the Statutory Sellers, as appropriate, shall, sell, assign, transfer, convey and deliver to Purchaser the Shares free and clear of all Encumbrances, and (ii) Honeywell shall cause FT, and FT shall, sell, assign, transfer, convey and deliver to Purchaser, the Assigned Intellectual Property in accordance with the terms of the Intellectual Property Assignment and this Agreement (including Section 5.21).

1.2 Purchase Price. The aggregate purchase price to be paid for the Shares and the Assigned Intellectual Property acquired by Purchaser pursuant to this Agreement shall be ninety million Dollars ($90,000,000) in cash, subject to adjustment pursuant to Section 2.3 (the “Purchase Price”). The Purchase Price shall be allocated in accordance with the Purchase Price Allocation Schedule attached hereto as Exhibit D, subject to adjustment pursuant to Section 2.4, and no party shall take a position inconsistent with such allocation on any Tax Return (unless otherwise required by a final, nonappealable determination of a court of competent jurisdiction or a binding closing agreement entered into with a Taxing Authority). The parties agree that, subject to any change mutually agreed in good faith by the parties after the date hereof, Honeywell values each of the License Opportunity and the Settlement Opportunity as set forth in Exhibit D. At the Closing, Purchaser shall deliver the Purchase Price to Honeywell, as agent for the Sellers, by wire transfer of immediately available funds pursuant to the wire transfer instructions provided by Honeywell in writing no later than three (3) days prior to the Closing Date.

ARTICLE II

CLOSING; CLOSING DELIVERIES

2.1 Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York, two (2) business days following satisfaction or waiver of all conditions to Closing set forth in Article VII (other than those conditions that by their nature have to be satisfied at Closing (but subject to the satisfaction or waiver of those conditions)), or at such other place and time as the parties may agree; provided that (a) the Purchaser, in connection with its debt financing, or (b) Honeywell and the Sellers, in connection with the Reorganization, may elect to defer the date of the Closing by up to 15 business days, so long as such exercise to defer is made by Purchaser, or Honeywell and Sellers, as the case may be, no later than 45 calendar days from the date hereof; provided, however, that in no event will a party have the right to defer the Closing beyond December 27, 2006. The date on which the Closing occurs is referred to herein as the “Closing Date.”

2.2 Closing Deliveries. At the Closing, (a) Purchaser shall deliver to Honeywell (i) the Purchase Price pursuant to Section 1.2, (ii) the certificate required to be delivered pursuant to Section 6.3(c), and (iii) an executed copy of the Trademark License Agreement and the Intellectual Property Assignment and (b) Honeywell shall cause the Sellers and the Statutory Sellers to, and the Sellers and the Statutory Sellers shall, deliver to Purchaser (i) stock certificates for the Shares, which certificates shall be duly endorsed to Purchaser or accompanied by duly executed stock powers, stock transfer forms or other appropriate instruments of transfer, (ii) written resignations, in form and substance reasonably satisfactory to Purchaser, of those officers and directors of the Companies and their Subsidiaries that are, and will be immediately after giving effect to the Closing and the Purchaser’s obligation pursuant to Section 5.10, employees of Honeywell or any of its Subsidiaries (other than the Companies and the Subsidiaries of the Companies) or are otherwise identified in writing by Purchaser no later than 10 days prior to the Closing, (iii) the certificate required to be delivered pursuant to Section 6.2(c), (iv) an executed copy of the Trademark License Agreement and the Intellectual Property Assignment, (v) subject to Section 5.6(a) hereof, all of the minute books, stock ledgers and similar corporate records, and corporate seals of each of the Companies and their Subsidiaries, and certified copies of the organizational documents thereof (including, for entities in the Dominican Republic, the Tax ID (RNC) and Mercantile Registry), (vi) certified copies of the resolutions of the boards of directors or similar governing bodies of each of the Sellers authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, (vii) good standing certificates, dated as of a recent date prior to the Closing Date, for each of the Companies and their Subsidiaries from their respective jurisdictions of incorporation or organization (but only if such concept is recognized in such jurisdictions and only to the extent good standing certificates are reasonably available in such jurisdictions from appropriate Governmental Authorities), and (viii) such other documents and instruments as Purchaser reasonably requests with reasonable advance notice prior to the Closing Date.

2.3 Working Capital Adjustment.

(a) Within 90 days following the Closing Date, Purchaser shall prepare and deliver to Honeywell (i) a statement (the “FTCP Preliminary Working Capital Statement”), setting forth a calculation of the FTCP Net Working Capital (the “Preliminary FTCP Net Working Capital”) as of the close of business on the day prior to the Closing Date, and (ii) a calculation of the amount due and owing and a statement setting forth the responsible party therefor in accordance with Section 2.3(f). The “Final FTCP Net Working Capital” shall be the Preliminary FTCP Net Working Capital shown on the Preliminary FTCP Working Capital Statement, as modified pursuant to this Section 2.3. Notwithstanding anything to the contrary set forth in this Agreement, in no event shall the calculation of the Final FTCP Net Working Capital be affected by any Purchaser purchase accounting adjustments for the transactions taking place on or after the Closing.

(b) Unless Honeywell notifies Purchaser in writing that Honeywell disagrees with any aspect of the FTCP Preliminary Working Capital Statement (such notice to include Honeywell’s objections, a reasonable description of the basis therefor and reasonably detailed proposed revisions to said documents), within sixty (60) days after receipt thereof, the FTCP Preliminary Working Capital Statement shall be conclusive and binding on the parties and shall be the Final FTCP Net Working Capital. If Honeywell so notifies Purchaser in writing within such sixty (60) day period, then Honeywell and Purchaser shall attempt to resolve their differences with respect thereto within fifteen (15) days after Purchaser’s receipt of Honeywell’s written notice of disagreement. If Honeywell and Purchaser resolve their differences with respect to the FTCP Preliminary Working Capital Statement within such fifteen (15) day period, then the FTCP Preliminary Working Capital Statement, with such modifications necessary to reflect such agreement of Honeywell and Purchaser, shall be conclusive and binding on the parties and shall be the Final FTCP Net Working Capital. Any disputes not resolved by Honeywell and Purchaser within such fifteen (15) day period regarding the FTCP Preliminary Working Capital Statement (the “Disputed Amount”) will be resolved by an Independent Accounting Firm jointly retained by Honeywell and Purchaser. The Independent Accounting Firm shall make a determination only on the Disputed Amount as well as such modifications, if any, to the FTCP Preliminary Working Capital Statement necessary to reflect such determination, and the same shall be conclusive and binding upon the parties, except as provided by applicable law. The determination of the Independent Accounting Firm for any item in dispute cannot, however, be in excess of, nor less than, the greatest or lowest value, respectively, claimed for that particular item in the FTCP Preliminary Working Capital Statement, in the case of Purchaser, or in the notice described in the first sentence of this paragraph, in the case of Honeywell. The fees and expenses of the Independent Accounting Firm shall be paid by the parties as follows: Honeywell shall pay a percentage of the fees and expenses of the Independent Accounting Firm equal to: (i) the difference, if any, between Honeywell’s estimated value of the Final Net Working Capital as submitted to the Independent Accounting Firm and the Independent Accounting Firm’s final determination of Final Net Working Capital divided by (ii) the Disputed Amount. Purchaser shall pay the remaining percentage, if any, of the fees and expenses of the Independent Accounting Firm, (it being understood that in the event the FTCP Final Net Working Capital is equal to the FTCP Preliminary Net Working Capital determined by a party (as submitted to arbitration by such party), the other party shall pay all fees and expenses of the Independent Accounting Firm). The Independent Accounting Firm shall be instructed to render its decision in accordance with the terms hereof, including the FTCP Specified Accounting Policies.

(c) In connection with Honeywell’s review of the Preliminary Working Capital Statement and preparation of any notice of objection, Honeywell and its representatives shall have reasonable access, during normal business hours and upon reasonable advance written notice, to the books and records, the financial systems and finance personnel and any other information of the Companies and their Subsidiaries that Honeywell reasonably requests, including all relevant work papers, schedules, memoranda and other documents prepared by Purchaser’s accountants and other advisors (subject to customary indemnification and other agreements that may be requested by Purchaser’s accountants and other advisors) in connection with Purchaser’s preparation of the Preliminary Working Capital Statement, and Purchaser shall, and shall cause its Subsidiaries (including the Companies and their Subsidiaries), and shall use reasonable efforts to cause its accountants and other advisors, to cooperate reasonably with Honeywell and its representatives in connection therewith.

(d) In connection with Purchaser’s review of any notice of objection, Purchaser and its representatives shall have reasonable access, during normal business hours and upon reasonable advance written notice, to all relevant work papers, schedules, memoranda and other documents prepared by Honeywell or its accountants and other advisors (subject to customary indemnification and other agreements that may be requested by Honeywell’s accountants and other advisors) and to finance personnel of

Honeywell and its representatives and any other information which Purchaser reasonably requests, and Honeywell shall, and shall use reasonable efforts to cause its accountants and other advisors to, cooperate reasonably with Purchaser and its representatives in connection therewith.

(e) No later than thirty (30) days after the engagement of the Independent Accounting Firm, as evidenced by its written acceptance by facsimile or otherwise to the parties, each of Honeywell and Purchaser shall submit a brief to the Independent Accounting Firm (with a copy to the other party) setting forth their respective positions regarding the issues in dispute. No later than thirty (30) days after submission of the initial brief, each of Honeywell and Purchaser shall submit a reply brief (with a copy to the other party). The Independent Accounting Firm shall render its decision resolving the dispute within thirty (30) days after submission of the last reply brief. If additional briefing, a hearing, or other information is required by the Independent Accounting Firm, the Independent Accounting Firm shall give notice thereof to the parties as soon as practicable before the expiration of such thirty (30) day period, and the parties shall promptly respond with a view to minimizing any delay in the decision date.

(f) In the event that the Final FTCP Net Working Capital exceeds the Targeted FTCP Net Working Capital, Purchaser shall owe to Honeywell, as agent for the Sellers, the amount of such excess. In the event that the Final FTCP Net Working Capital is less than the Targeted FTCP Net Working Capital, Honeywell shall owe to Purchaser the amount of such deficit.

(g) Honeywell or the Purchaser, as the case may be, shall deposit the amounts, if any, owed by it, as the case may be, under subsection (f) above, together with interest thereon from the Closing Date to the date of payment at a floating rate equal to the U.S. dollar prime rate per annum, as quoted by JPMorgan Chase & Co., from time to time during such period, in immediately available funds, to a bank account designated by the other party no later than five (5) business days after the Final FTCP Net Working Capital has been agreed to or deemed to be agreed to by, or has been delivered by the Independent Accounting Firm.

(h) For the avoidance of doubt, notwithstanding anything herein to the contrary, the parties agree that any matter specifically resolved and reflected as part of the FTCP Final Net Working Capital under this Section 2.3 shall not also be recoverable as a Tax Loss pursuant to Article VII or a Loss pursuant to Article IX solely to the extent that the amount of such Loss or Tax Loss, as applicable, is reflected as a current liability in the FTCP Final Net Working Capital.

2.4 Adjustment of Purchase Price Allocation. Within thirty (30) days following (x) the determination of any excess or deficit in accordance with Section 2.3(f), (y) an indemnification payment pursuant to Section 7.4 or (z) an indemnification payment pursuant to Article IX, in each case, Sellers and Purchaser shall revise the purchase price allocation to reflect such excess, deficit or payment in accordance with the nature of each relevant excess, deficit or payment, consistent with the proportional allocation of value described in Exhibit D.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

The Sellers, jointly and severally, hereby represent and warrant to Purchaser that, as of the date hereof and as of the Closing Date (except in each case to the extent any representation or warranty speaks expressly as of an earlier date), except as set forth on the disclosure schedule delivered by Honeywell to Purchaser concurrently herewith (the “Disclosure Schedule”) (it being understood that (x) any matter set forth in the Disclosure Schedule shall be deemed disclosed with respect to all sections of this Article III to which such matter relates so long as the description of such matter in the Disclosure Schedule makes its relevance to such other sections reasonably apparent, whether or not a specific cross reference appears and (y) any action to the extent described in Section 5.1 of the Disclosure Schedule shall be deemed disclosed as an exception to all representations and warranties made as of the Closing Date):

3.1 Corporate Status. Except as set forth in Section 3.1 of the Disclosure Schedule, each of the Companies and each Subsidiary of the Companies is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (to the extent such concept of good standing is recognized under such laws of incorporation) and each (a) has all requisite power and authority to carry on its business as it is now being conducted, and (b) is duly qualified or otherwise authorized to do business and is in good standing (to the extent such concept of good standing is recognized under such laws of incorporation) in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets and the conduct of its business requires it to be so qualified or otherwise authorized, except where the failure to be so qualified or otherwise authorized would not result in a material Loss to the Companies and their Subsidiaries taken as a whole. Honeywell has Made Available to Purchaser a true and correct copy of the certificate of incorporation, by-laws, regulations or other organizational or governing documents of each of the Companies and each of their Subsidiaries, each as in effect on the date hereof, together with all amendments thereto.

3.2 Authority. Each of Honeywell and the Sellers has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Trademark License Agreement and the Intellectual Property Assignment, (together, the “Ancillary Agreements”) and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of Honeywell and the Sellers of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action (including any stockholder or board approvals) on the part of each of Honeywell and the Sellers, and no other corporate proceedings on the part of Honeywell or the Sellers are necessary to authorize the execution, delivery and performance by Honeywell and the Sellers of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated hereby and thereby. This

Agreement and the Ancillary Agreements have been duly executed and delivered by Honeywell and each Seller, and, assuming due authorization and delivery by Purchaser, this Agreement and the Ancillary Agreements each constitute a valid and binding obligation of Honeywell and each Seller enforceable against Honeywell and each Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3 No Conflict; Government Authorizations.

(a) Except as set forth in Section 3.3(a) of the Disclosure Schedule, the execution and delivery of this Agreement and the Ancillary Agreements does not, and the consummation of the transactions contemplated hereby will not (with or without notice or lapse of time, or both), conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Encumbrance (except for Permitted Encumbrances) upon any of the properties or assets of the Companies or any of their Subsidiaries under, any provision of (i) the certificate of incorporation, by-laws or other organizational or governing documents of Honeywell, Sellers, any of the Companies or the Subsidiaries of the Companies, (ii) any Contract to which any of Honeywell, Sellers, the Companies or the Subsidiaries of the Companies are party or by which they are bound or (iii) any Permit, Governmental Order or, subject to the matters described in clauses (i)-(iii) of Section 3.3(b), Law applicable to any of Honeywell, Sellers, the Companies or the Subsidiaries of the Companies or their respective property or assets, other than, in the case of clauses (ii) and (iii) above, any such conflicts, violations, defaults, rights or Encumbrances that would not interfere in any material respect with the conduct of the FTCP Business as presently conducted by the Companies or their Subsidiaries, or result in any material (x) fine, (y) penalty or (z) other Loss to the Companies and their Subsidiaries.

(b) Except as set forth in Section 3.3(b) of the Disclosure Schedule, no material consent, authorization, approval, or exemption of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by any of Honeywell, Sellers, the Companies or the Subsidiaries of the Companies in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”), (ii) to the extent applicable, compliance with and filings under similar Laws of foreign jurisdictions other than the United States, and (iii) compliance with the notice requirements to (A) the Consejo Nacional de Zonas Francas de Exportación (CNZF) and (B) the Secretaria del Estado de Trabajo (SET) of the Dominican Republic.

3.4 Capitalization.

(a) Section 3.4(a) of the Disclosure Schedule sets forth a true and complete list of the authorized and outstanding capital stock, name, jurisdiction of organization, and record owner of the equity interests of each Company and its Subsidiaries, all of which are duly authorized, validly issued, fully paid and nonassessable and free and clear of any and all Encumbrances. The Shares constitute all of the issued and outstanding capital stock of the Companies, and the shares of the Subsidiaries of the Companies set forth on Section 3.4(a) of the Disclosure Schedules constitute all of the issued and outstanding capital stock of such Subsidiaries. None of the shares of capital stock of the Companies were issued in violation of any shareholder preemptive or similar rights or of any applicable Federal, state, foreign or transnational securities laws.

(b) There are no existing options, warrants, calls, rights, subscriptions, arrangements, claims, commitments (contingent or otherwise) or other agreements of any character to which any of Honeywell, the Sellers, the Companies or the Subsidiaries of the Companies is a party, or is otherwise subject, requiring, and there are no securities of any of the Companies or the Subsidiaries of the Companies outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other securities of any of the Companies or the Subsidiaries of the Companies convertible into, exchangeable for or evidencing the right to subscribe for or purchase capital stock or any other securities of any of the Companies or the Subsidiaries of the Companies. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Companies or their Subsidiaries. None of Honeywell, the Sellers, the Companies or the Subsidiaries of the Companies is a party, or is otherwise subject, to any voting trust or other voting agreement with respect to the Shares or any of the shares of capital stock of the Subsidiaries of the Companies or to any agreement relating to the issuance, sale, redemption, transfer, acquisition or other disposition or the registration of the Shares or the capital stock of the Subsidiaries of the Companies.

(c) Other than the Subsidiaries of the Companies listed in Section 3.4(a) of the Disclosure Schedule, there are no joint ventures or other Persons in which the Companies or their Subsidiaries own, of record or beneficially, any direct or indirect equity or other similar interest or any right (contingent or otherwise) to acquire any direct or indirect equity or other similar interest.

3.5 Financial Statements.

(a) Attached to Section 3.5(a) of the Disclosure Schedule are copies of (i) the unaudited historical pro forma income statements of the FTCP Business for each of the calendar years ended December 31, 2005 and December 31, 2004 and the unaudited historical pro forma statement of net assets of the FTCP Business, as of December 31, 2005 and December 31, 2004 (collectively, the “FTCP Year-End Financial Statements”) and (ii) the unaudited historical pro forma income statement of the FTCP Business for the six-month period ended June 30, 2006 (the “FTCP Interim Income Statement”) and the unaudited historical pro forma statement of net assets of the FTCP Business as of June 30, 2006 (the “FTCP Interim Statement of Net Assets” and, together with the FTCP Interim Income Statement, the “FTCP Interim Financial Statements”). The FTCP Interim Financial Statements and the FTCP Year-End Financial Statements are referred to herein as the “FTCP Financial Statements”.

(b) The FTCP Financial Statements were derived from the books and records of the Companies and their Subsidiaries, and present fairly, in all material respects, the financial position and operating results of the FTCP Business as of the dates thereof and for the periods covered thereby, in accordance with the FTCP Specified Accounting Policies, consistently applied, subject in the case of the FTCP Interim Financial Statements to year-end adjustments (none of which are or will be inconsistent with past practice nor, individually or in the aggregate, material).

3.6 Absence of Certain Changes; Undisclosed Liabilities.

(a) Except as expressly required by this Agreement or as set forth in Section 3.6(a) of the Disclosure Schedule, since June 30, 2006 and prior to the date hereof, the Companies and their Subsidiaries have operated in the ordinary course of business consistent with past practice in all material respects, and neither the Companies nor their Subsidiaries have:

(i) adopted any change in their respective certificates of incorporation or bylaws or other similar organization or governing documents;

(ii) adopted a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Companies or their Subsidiaries;

(iii) (A) issued, sold, transferred, pledged, disposed of or encumbered any shares of capital stock of the Companies or their Subsidiaries or any securities or rights convertible, exchangeable or exercisable into any shares of capital stock of the Companies or their Subsidiaries, (B) split, combined, subdivided or reclassified any shares of capital stock of the Companies or their Subsidiaries, (C) granted any options, warrants, or other rights to purchase or obtain any equity securities or any shares of capital stock of the Companies or their Subsidiaries, (D) declared, set aside or paid any dividend or other distribution other than in each case for cash, or (E) redeemed, purchased or otherwise acquired, directly or indirectly, any shares of capital stock of the Companies or their Subsidiaries;

(iv) entered into any Material Contract or materially amended or modified or terminated any Material Contract;

(v) entered into or consummated any transaction involving the acquisition of the business or stock (or, to the extent constituting a going-concern business, assets or other properties) of any other Person (other than purchases of inventory and, subject to clause (vi) below, capital equipment in the ordinary course of business consistent with past practice);

(vi) made any capital expenditure materially in excess of the capital expenditure budget Made Available to Purchaser;

(vii) sold, transferred, leased, licensed, or otherwise disposed of material assets or property other than as expressly required pursuant to existing Material Contracts and sales of inventory in the ordinary course of business consistent with past practice;

(viii) sold, assigned, transferred, leased, licensed or encumbered any material Intellectual Property, including pursuant to the License Opportunity or the Settlement Opportunity, or disclosed any material trade secret, or abandoned any material Intellectual Property, in each case other than pursuant to sales of inventory in the ordinary course of business consistent with past practice;

(ix) (A) other than in the ordinary course of business, incurred or guaranteed any Indebtedness or issued any note, bond, or other debt security; (B) assumed, guaranteed, endorsed or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than the Subsidiaries, in the case of the Companies); or (C) made loans, advances or capital contributions to or investments in any other Person (other than the Subsidiaries, in the case of the Companies and other than advances to employees in the ordinary course of business) or (D) mortgaged or pledged any of its material assets, tangible or intangible, or created or suffered to exist any Encumbrance thereon (other than Permitted Encumbrances);

(x) (A) made or rescinded any material tax election with respect to any of the Companies or their Subsidiaries, (B) changed any of its material methods of reporting income or deductions for Tax purposes (C) compromised any Tax liability of any of the Companies or their Subsidiaries that is material to the Companies and their Subsidiaries or (D) issued a waiver to extend the period of limitations for the payment or assessment of any Tax;

(xi) changed any of the accounting principles or practices used by the Companies and their Subsidiaries;

(xii) entered into any new lease or sublease of real property or amended or terminated or waived any rights under any lease or sublease with respect to any Leased Real Property;

(xiii) settled, conciliated or compromised any material claims, actions, suits, investigations or proceedings (including pursuant to the Settlement Opportunity);

(xiv) implemented any layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, transnational, state or local law, regulation or ordinance (collectively, the “WARN Act”);

(xv) had physical damage, destruction, theft or casualty loss affecting any of the Companies’ or their Subsidiaries’ assets in an amount exceeding $100,000 in the aggregate, whether or not covered by insurance;

(xvi) terminated or closed any facility, other than periodic shutdowns in the ordinary course of business;

(xvii) entered into any new Company Plan or terminated any Company Plan or increased the benefits under any Company Plan or amended or modified any Company Plan where such amendment or modification has a material cost impact on the Companies and their Subsidiaries taken as a whole, or granted or made a legally binding promise for, any material increase in compensation or benefits to any director, officer, or employee, or any material bonus, severance, incentive, or profit sharing payments, except as required under existing agreements or arrangements that have been Made Available to Purchaser or by applicable Law; provided, however, that nothing in this Agreement shall prevent the Companies or their Subsidiaries from entering into statutory employment agreements with new employees outside the United States, to the extent required by applicable Laws, in the ordinary course of business; or

(xviii) entered into an agreement or commitment to do any of the foregoing.

(b) Since June 30, 2006, there has not been a Business Material Adverse Effect.

(c) Other than (x) as and to the extent reflected or reserved for on the FTCP Interim Statement of Net Assets, and (y) Liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2006, none of which is a liability for a breach of contract, breach of warranty, tort, infringement, claim or lawsuit as of the Closing Date the Companies and their Subsidiaries will not have any Liabilities arising out of any event, condition, or state of facts on or prior to the Closing Date, that individually or together with all Liabilities arising out of the same facts and circumstances exceed $1,250,000, except for (i) Liabilities disclosed in the Disclosure Schedule, and (ii) liabilities under Contracts (other than Liabilities arising out of any default by the Companies or their Subsidiaries thereunder).

3.7 Taxes.

(a)Each of the Companies and their Subsidiaries has (i) duly and timely filed (or there has been filed on its behalf) all Tax Returns required to be filed by it (taking into account all applicable extensions) with the appropriate Taxing Authority, and (ii) paid all Taxes shown as due on such Tax Returns when payable. To the knowledge of Honeywell, all such Tax Returns are true and correct in all material respects, and were prepared in substantial compliance with all applicable laws and regulations. To the knowledge of Honeywell, since May 1, 2003, no claim has been made by a Taxing Authority in a jurisdiction where any of the Companies or their Subsidiaries do not file Tax Returns that any such entity is or may be subject to taxation by that jurisdiction.

(b) To the knowledge of Honeywell, there are no material Encumbrances for Taxes upon any property or assets of the Companies and their Subsidiaries (collectively, the “Purchased Entities”), or any Assigned Intellectual Property, except for Encumbrances for Taxes not yet due and payable or for which adequate reserves have been provided in the FTCP Financial Statements.

(c) Except as set forth in Section 3.7(c) of the Disclosure Schedule, to the knowledge of Honeywell, there is no audit, examination, deficiency, refund litigation or proposed adjustment with respect to any material amount of Taxes pending or in progress or threatened with respect to any Taxes of the Companies or the Subsidiaries of the Companies.

(d) To the knowledge of Honeywell, there are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any income Taxes or material income Tax deficiencies against any of the Companies or the Subsidiaries of the Companies.

(e) To the knowledge of Honeywell, each of the Companies or the Subsidiaries of the Companies is in material compliance with all applicable information reporting and Tax withholding requirements under U.S. federal, state and local, and non-US Tax laws.

(f) To the knowledge of Honeywell, none of the Companies or the Subsidiaries of the Companies is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement.

(g) To the knowledge of Honeywell, none of the Companies or the Subsidiaries of the Companies has engaged in a transaction that the Internal Revenue Service has identified by regulation or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2).

(h) Except as set forth in Section 3.7(h) of the Disclosure Schedule, to the knowledge of Honeywell, since May 1, 2003, (i) none of the Purchased Entities has been a member of any affiliated group filing a consolidated United States federal income Tax Return (other than a group the common parent of which was Honeywell) and (ii) none of the Purchased Entities has any liabilities for Taxes of any Person (other than for the Purchased Entities) under Treasury Regulation 1.1502-6 (or any similar provision of state, local, or foreign law) as a transferee or successor, by contract, or otherwise.

(i) None of the Purchased Entities will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii)

“closing agreements” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Tax law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) a prepaid amount received on or prior to the Closing Date not in the ordinary course of business.

(j) To the knowledge of Honeywell, none of the Purchased Entities has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k) As of the Closing,

(i) The tax basis for United Kingdom Tax purposes of FTCP Holdings Ltd., an English unlimited liability company, in the stock of FTCP Bermuda Ltd. will be equal to the fair market value of such stock as of the date Step 11 of the Reorganization (as described in Section 5.1 of the Disclosure Schedule) was implemented, converted into pounds sterling using the exchange rate prevailing on such date;

(ii) The fiscal cost (as defined and adjusted under Article 289 of the Tax Code of the Dominican Republic, and Article 41 of its Application Regulation) of FTCP Bermuda Ltd. in the stock of First Technology Dominicana Holdings, S.A. will be equal to the fiscal cost of such stock immediately prior to FTCP Bermuda Ltd.’s acquisition of such stock. Such fiscal cost has been increased to DOP 1,773,486,658 as of August 31, 2006 by recognizing First Technology Dominicana Holdings S.A.’s share in the prior earnings of First Technology Dominicana, S.A. through December 31, 2005 (in the amount of DOP 1,593,703,467). First Technology Dominicana, S.A.’s prior earnings through December 31, 2005 have been received as a stock dividend by First Technology Dominicana Holdings, S.A. pursuant to the Reorganization; and

(iii) First Technology Dominicana Holdings, S.A.’s fiscal cost in the stock of First Technology Dominicana, S.A. includes First Technology Dominicana Holdings, S.A.’s share in the prior earnings of First Technology Dominicana, S.A.

As of December 31, 2005, the total fiscal cost of First Technology Dominicana Holdings, S.A. in its net assets (i.e., the stock of First Technology Dominicana, S.A.) was DOP 1,770,089,243 and total fiscal cost of First Technology Dominicana, S.A. in its net assets was DOP 1,720,952,824. As of the Closing, the total fiscal cost of the net assets owned by each of First Technology Dominicana Holdings, S.A. and First Technology Dominicana, S.A. will be equal to the respective amounts described in the preceding sentence, as adjusted for the 2006 earnings of First Technology Dominicana, S.A. from January 1, 2006 through the Closing, the capitalization described in (ii), above, and any adjustment for inflation allowed by Law that would apply to such assets.

For the avoidance of doubt, the parties acknowledge and agree that Purchaser intends to cause the liquidation of Newco Bermuda, First Technology Dominicana Holdings S.A. and First Technology Dominicana S.A. as soon as practicable after the Closing Date, that a breach of the representations set forth in this Section 3.7(k) hereof could cause such liquidations to give rise to Losses indemnifiable hereunder, and thus that Purchaser is relying upon the representations set forth in this Section 3.7(k) in evaluating whether to consummate such liquidations.

3.8 Intellectual Property.

(a) Section 3.8(a) of the Disclosure Schedule sets forth a true and complete list (in all material respects) of (i) all applications and registrations for Intellectual Property owned by the Companies or their Subsidiaries (ii) all applications and registrations for Assigned Intellectual Property; (iii) all material unregistered Trademarks owned by the Companies or one of their Subsidiaries and used in connection with the top five (5) products or services (in either case by annual revenue) of the Company and its Subsidiaries; and (iv) all material software, other than firmware owned by the Companies or one of their Subsidiaries and incorporated into the top five (5) products or services (in either case by annual revenue) of the Company and its Subsidiaries.

(b) A Company or one of its Subsidiaries is the sole owner, free and clear of all Encumbrances (other than Permitted Encumbrances) of all Intellectual Property listed on Section 3.8(a)(i) of the Disclosure Schedule, and, immediately after the Closing, a Company or one of its Subsidiaries, or another purchaser designated to acquire the Assigned Intellectual Property shall be transferred sole ownership free and clear of all Encumbrances (other than Permitted Encumbrances) of all Intellectual Property listed in Section 3.8(a)(ii) of the Disclosure Schedule, in either case, except as would not materially impair the Company’s ability to exploit such Intellectual Property. The Companies and their Subsidiaries own or have valid rights to use all material Intellectual Property that is currently used in the conduct of their respective businesses.

(c) All of the Intellectual Property listed on Section 3.8(a) of the Disclosure Schedule is valid and subsisting. Since March 25, 2006, neither the Companies nor their Subsidiaries have received any claim threatened in writing that challenges the validity or enforceability of the Companies’ or their Subsidiaries’ ownership or right to use any Intellectual Property owned by the Companies or their Subsidiaries and to the knowledge of Honeywell, no such claim has been made since June 30, 2004.

(d) The Companies and their Subsidiaries are not infringing or misappropriating, and have not at any time since January 1, 2004 infringed or misappropriated, in either case in any material respect, the Intellectual Property of any third Person; it being understood that if any instance of such an infringement or misappropriation occurred or existed at any time on or after January 1, 2004, then for purposes of determining the extent of any Losses related to a breach of this provision, the calculation of such Losses for purposes of Article IX shall be based on all instances of such infringement or misappropriation without giving effect to such January 1, 2004 time qualifier. Since March 25, 2004, the Companies and their Subsidiaries have not received any claim threatened in writing alleging such infringement or misappropriation (including any offers to license any Patents from any third Person) and, to the knowledge of Honeywell, no such claim has been made since June 30, 2004.

(e) Except as set forth in Section 3.8(e) of the Disclosure Schedule, to the knowledge of Honeywell, no third Person is infringing or misappropriating in any material respect (i) any Intellectual Property owned by the Companies or their Subsidiaries or (ii) any Assigned Intellectual Property.

(f) The Company and its Subsidiaries have taken commercially reasonable efforts to protect the confidentiality of their trade secrets.

(g) Except as set forth in Section 3.8(g) of the Disclosure Schedule, since January 1, 2004, all employees, consultants, or contractors who have been engaged to create or develop Intellectual Property for the Companies or their Subsidiaries which Intellectual Property is material to the conduct of the business of the Companies or their Subsidiaries as currently conducted, have executed and delivered to the Companies and their Subsidiaries a valid and enforceable agreement: (i) providing for the non-disclosure by such current or former employee, consultant, or contractor of any confidential information of the Companies and their Subsidiaries; and (ii) providing for the assignment by such current or former employee, consultant, or contractor to the Companies or their Subsidiaries of any such Intellectual Property arising out of such employee’s, consultant’s, or contractor’s employment by, engagement by or contract with the Companies or their Subsidiaries.

(h) For purposes of this Agreement, “Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, all patents, patent applications, and patent disclosures therefor, and all divisionals, reissues, revisions, re-examinations, extensions, continuations and continuations-in-part thereof, (ii) all trademarks, trade dress, service marks, trade names, domain names, whether registered or unregistered, and pending applications to register the same, including all renewals thereof and all goodwill associated therewith (each, a Trademark”), (iii) all copyrights, whether registered or unregistered, and pending applications to register the same, and (iv) all know-how and trade secrets.

3.9 Legal Proceedings. Except as set forth in Section 3.9 of the Disclosure Schedule, there are no material claims, charges, arbitrations, formal grievances, complaints, actions, suits, investigations or proceedings pending by or against or, to the knowledge of Honeywell, threatened by or against, the Companies or the Subsidiaries of the Companies or any of their respective properties by or before any Governmental Authority. None of the Companies or any Subsidiary of the Companies or any of their respective properties or assets is or are subject to any material Governmental Order, and to the knowledge of Honeywell, there are no such Governmental Orders threatened to be imposed. To the knowledge of Honeywell, there are no formal or informal material governmental inquiries or investigations or internal investigations or whistle-blower complaints pending or threatened relating to, affecting or involving the FTCP Business. This representation and warranty does not apply to environmental matters, which are the subject of Section 3.11, or Intellectual Property matters, which are the subject of Section 3.8.

3.10 Compliance with Laws; Permits.

(a) Since January 1, 2004, the Companies and their Subsidiaries have been and are in compliance with all Laws applicable to their respective businesses except where the failure to be in compliance would not interfere in any material respect with the conduct of the FTCP Business as presently conducted by the Companies and their Subsidiaries. Since January 1, 2004, none of the Sellers or the Companies or their Subsidiaries have received any notice or other communication in writing from a Governmental Authority or any other Person regarding any alleged failure to comply with any Laws, except where the failure to comply would not interfere in any material respect with the conduct of the FTCP Business as presently conducted by the Companies and the Subsidiaries or result in a material (x) fine, (y) penalty, or (z) other Loss to the Companies and their Subsidiaries.

(b) The Companies and their Subsidiaries have obtained all Permits that are necessary to the conduct in all material respects of their respective businesses as presently being conducted. All material Permits are in full force and effect and will not be subject to termination or otherwise impaired solely as a result of the sale of the Shares by the Sellers pursuant to this Agreement. To the knowledge of Honeywell, none of the Companies or any of their Subsidiaries is in material violation or material default of such Permits, and none of the Companies or their Subsidiaries has received any written notification from any Governmental Authority threatening to revoke any material Permit.

(c) Notwithstanding the foregoing, the representations and warranties contained in this Section 3.10 do not apply to Taxes, Intellectual Property, Environmental Laws, and employee matters and Company Plans, which subject matters are covered in their entirety and exclusively under Sections 3.7, 3.8, 3.11, 3.12 and 3.18, respectively.

3.11 Environmental Matters. Except as set forth in Section 3.11 of the Disclosure Schedule:

(a) The Companies and their Subsidiaries have at all times within the past five years complied, and are in compliance, with applicable Environmental Laws, in either case, in all material respects.

(b)Without limiting the generality of the foregoing, the Companies and their Subsidiaries have obtained, and have at all times within the past five years complied, and are in compliance, in either case, in all material respects, with, all material Permits that are required pursuant to Environmental Laws for the occupation of the Property and the operation of their respective businesses.

(c) There are no material Environmental Claims pending or, to the knowledge of Honeywell, threatened against the Companies or their Subsidiaries.

(d) There is no condition on any Property, or any formerly owned or operated property or facility, for which any of the Companies or their Subsidiaries have an obligation to undertake any investigation, cleanup or remedial action pursuant to Environmental Laws. There are no Materials of Environmental Concern present on, in, under or migrating from any Property, or any formerly owned or operated property or facility, and no disposal, arrangement for disposal, generation, release, discharge, spill, storage, transportation, handling or treatment of, or exposure of any Person to, Materials of Environmental Concern has occurred on, in or under the Property, or any formerly owned or operated property or facility, or elsewhere by or on behalf of any of the Companies or any of their Subsidiaries so as to give rise to any material current or future Liabilities under any Environmental Law.

(e) None of the Companies or their Subsidiaries is subject to any material Liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws.

(f) Honeywell has made available to Purchaser all environmental audits, reports and other material environmental documents relating to the past or current properties, facilities or operations of the Companies or their Subsidiaries or their respective Affiliates or predecessors that are in its possession or under its reasonable control.

(g) For purposes of this Agreement, (i) “Environmental Claims” means any claim, cause of action, suit, investigation, proceeding, or notice by any person or entity (including any Governmental Order) alleging potential Liability arising out of, based on or resulting from (A) the presence, or release into the environment, of any Material of Environmental Concern at any location, or (B) circumstances forming the basis of any violation, or alleged violation of, or any Liability or potential Liability under, any Environmental Law, (ii) “Environmental Laws” means all federal, interstate, state, local and foreign Laws and all Governmental Orders and all common law, in each case, in effect on or prior to the Closing Date relating to pollution or protection of human health, safety, or the environment, including Laws relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure of Persons to, Materials of Environmental Concern, and (iii) “Materials of Environmental Concern” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances and materials, radioactive materials, asbestos, petroleum and petroleum products.

3.12 Employee Matters and Benefit Plans. (a) Each employment, deferred compensation, pension, stock option, stock purchase, stock appreciation right,

equity-based compensation, incentive, profit-sharing or retirement plan, arrangement or agreement, each medical, vacation, retiree medical, severance pay plan, and each other agreement (including any severance, change in control or similar agreement) or fringe or other material benefit plan, program, agreement or arrangement, (x) in each case that is sponsored or maintained by any of the Companies or any of their Subsidiaries, that affects or covers any current or former employee, officer, director, contractor or agent of any of the Companies or any of their Subsidiaries and under which any of the Companies or any of their Subsidiaries has any Liability or (y) with respect to which any of the Companies or any of their Subsidiaries has any Liability (including, “employee benefit plans” within the meaning of Sections 3(1), 3(2) and 3(3) of ERISA) (each a “Company Plan“ and collectively, the “Company Plans”) has been listed on Section 3.12(a)(i) of the Disclosure Schedule. True and complete copies of the following have been Made Available to Purchaser by Honeywell: (i) the most recent copy of the Company Plans, including any trust instruments and all amendments thereto, (ii) the most recent annual reports filed on Form 5500, including all required schedules for each Company Plan required to file an annual report, (iii) the most recent determination letter issued by the Internal Revenue Service for each Company Plan that is intended to be “qualified” under Section 401(a) of the Code, (iv) the most recent summary plan description and any summary of material modifications, as required, for each Company Plan, (v) the most recent actuarial reports, if any, relating to each Company Plan, and (vi) the most recent actuarial valuation, study or estimate of any Company Plan that is a retiree medical and life insurance benefits plan or supplemental retirement benefits plan.

(b) Except as set forth in Section 3.12(b) of the Disclosure Schedule, with respect to each Company Plan: (i) if intended to qualify under Section 401(a) of the Code, such Company Plan has received a determination letter from the Internal Revenue Service stating that it so qualifies and that its trust is exempt from taxation under Section 501(a) of the Code and nothing has occurred that would adversely affect such qualification or exempt status; (ii) such Company Plan has been maintained, funded and administered in all material respects in accordance with its terms and applicable Law, including (if applicable) ERISA and the Code; (iii) except for routine claims for benefits, no disputes are pending or, to the knowledge of Honeywell, threatened that could give rise to Liability on the part of any of the Companies or any of their Subsidiaries; (iv) neither any of the Companies nor any of their Subsidiaries nor any trustee nor any fiduciary of a Company Plan that is subject to ERISA or the Code has engaged in any prohibited transaction within the meaning of Sections 406 or 407 of ERISA or Section 4975 of the Code or any breach of fiduciary duty with respect to any such Company Plan that could result in the imposition of any Liability on such Company Plan or any of the Companies or any of their Subsidiaries; (v) all contributions, distributions and premium payments required under ERISA and the Code to be made with respect to any Company Plan as of the Closing Date have been made or shall have been made or accrued on the Final FTCP Net Working Capital in full; (vi) no Company Plan that is subject to ERISA or the Code is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code; and (vii) there are no actions, proceedings, audits, hearings, claims or investigations pending before the Internal Revenue Service, Department of Labor or other Governmental Authority with respect to any Company Plan, nor to the knowledge of Honeywell is any such action, proceeding, audit, hearing, claim or investigation threatened.

(c) No Company Plan is a “defined benefit plan” subject to Title IV of ERISA or Section 412 of the Code. None of the Companies or any of their Subsidiaries has any Liability: (i) under or with respect to (A) any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or Code Section 412, (B) any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA, (C) any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, or (D) any “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code; or (ii) on account of being at any time considered a single employer under Section 414 of the Code with any Person other than the Companies and their Subsidiaries (the Liabilities in (i) and (ii) are referred to herein collectively as the “ERISA Group Liabilities”).

(d) None of the Companies or their Subsidiaries has any Liability for retiree or post-termination health and life or other welfare-type benefits under any Company Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality.

(e) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, officer, director, contractor or agent of any of the Companies or any Subsidiary of the Companies to severance pay, unemployment compensation or any other payment under any Company Plans, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, through a grantor trust or otherwise, or increase the amount of, compensation or benefits due any such current or former employee, officer, director, contractor or agent or trigger any other obligation pursuant to, any of the Company Plans, (iii) result in any breach or violation of, or a default under, any of the Company Plans, or (iv) in respect of any Company Plan that is subject to the Code, result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(f) The Companies and their Subsidiaries have, for purposes of each Company Plan, correctly classified those individuals performing services for the Companies and their Subsidiaries as common law employees, leased employees, independent contractors or agents.

(g) Except as required by applicable Law or as set forth in Section 3.12(a) of the Disclosure Schedule, no benefit plan, program, agreement or arrangement is maintained outside the jurisdiction of the United States, or covers any individual residing or working outside the United States (each a “Foreign Plan”). Each Foreign Plan complies with applicable Laws in all material respects. All contributions, distributions and premium payments required to be made with respect to each Foreign

Plan have been timely made or properly accrued. No Liability in connection with the termination of, or withdrawal from, any Foreign Plan has been incurred or will be incurred as a result of the transactions contemplated by this Agreement. No Foreign Plan has any unfunded liabilities that have not been properly accrued.

3.13 Material Contracts.

(a) Except as set forth in Section 3.13(a) of the Disclosure Schedule or specifically approved by the Purchaser under Section 5.1, none of the Companies or any of their Subsidiaries is a party to or bound by any: (i) Contract that would be required to be filed by Honeywell as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC (including Contracts relating to compensation of executive officers); (ii) Contract containing covenants of a Company or any Subsidiary of a Company not to compete in any line of business, industry or geographical area; (iii) Contract which creates a partnership or joint venture or similar arrangement between any of the Companies or their Subsidiaries and another Person or any options, rights (preemptive or otherwise), warrants, calls, convertible securities or commitments or any other agreements or arrangements with respect to any equity securities of the Companies or their Subsidiaries; (iv) indenture, letters of credit, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or agreement providing for Indebtedness or any Encumbrance (other than a Permitted Encumbrance) on any assets of the Company or their Subsidiaries in an amount exceeding $100,000; (v) Contract for the sale of any of its material assets, including any real property, after the date hereof (other than inventory in the ordinary course of business consistent with past practice); (vi) collective bargaining agreement, employee association agreement or other agreement with any labor union, employee representative group, works council or similar collection of employees, (vii) any consulting agreement, management agreement, advisory agreement, employment agreement, severance agreement, retention agreement or change-of-control agreement, in each case providing for payments in excess of $100,000 in any fiscal year; (viii) Contract between the Companies and their Subsidiaries, on the one hand, and any of Honeywell or its Affiliates or Subsidiaries or any of its or their officers or directors or entities in which they have an controlling interest (other than Contracts solely between the Companies and their Subsidiaries), on the other hand (other than ordinary course trade payables and trade receivables negotiated on an arms’ length basis); (ix) Contract under which the Companies and their Subsidiaries have made payments in excess of $250,000 in the last fiscal year or anticipate making payments in excess of $250,000 in the current fiscal year or of more than $500,000 over the life of the Contract (other than purchase orders or invoices entered into in the ordinary course of business consistent with past practice); (x) any Contract containing any material license of, or any option to assign or purchase, any material Intellectual Property (excluding, however, licenses of commercially available software), including the Third Party License Agreements; (xi) Contract under which the Companies and their Subsidiaries received payments in excess of $250,000 in the last fiscal year or anticipate receiving payments in excess of $250,000 in the current fiscal year or of more than $500,000 over the life of the Contract (other than sales orders or invoices entered into in the ordinary course of business consistent with past practice); (xii) Contract involving any Key Customers or Key Suppliers, other than purchase orders and sales orders in the ordinary course of business; (xiii) any lease, sublease, or license of any real property or other material assets of or by the Companies or their Subsidiaries; or (xiv) Contract involving the acquisition of the business or stock (or, to the extent constituting a going-concern business, assets or other properties) of any other Person since June 1, 2004. Set forth in Section 3.13(a) of the Disclosure Schedule is a true and correct copy of the terms of the standard warranties provided by the Companies and their Subsidiaries with respect to products sold. Each such contract described in clauses (i)-(xiv) is referred to herein as a “Material Contract.”

(b) Except as set forth in Section 3.13(b) of the Disclosure Schedule (i) none of the Companies or any of their Subsidiaries (or, in the case of the Third Party License Agreements, none of Honeywell or its Subsidiaries) is (and, to the knowledge of Honeywell, no other party is) in material breach of or default under any Material Contract, (ii) none of the Companies or their Subsidiaries (or, in the case of the Third Party License Agreements, none of Honeywell or its Subsidiaries) has received (a) any written or, to the knowledge of Honeywell, oral notice or claim of material default under any Material Contract, (b) any written or, to the knowledge of Honeywell, oral notice, of an intention to terminate, not renew or challenge the validity or enforceability of any Material Contract (other than Contracts with Key Customers or Key Suppliers, as to which this notice shall be governed by Section 3.14), (iii) to the knowledge of Honeywell, no event has occurred that, with or without notice or lapse of time or both, would result in a material breach or default under any Material Contract, (iv) each of the Material Contracts is in full force and effect, is the valid, binding and enforceable obligation of the Companies and their Subsidiaries, and will not be subject to termination solely as a result of the sale of Shares by Sellers pursuant to this Agreement, and to the knowledge of Honeywell, of the other parties thereto. Honeywell has Made Available to Purchaser true and complete copies of each Material Contract, including all material amendments, waivers, exhibits, schedules or attachments thereto.

3.14 Material Customers and Suppliers. Section 3.14 of the Disclosure Schedule sets forth a true and complete list of (a) the top 10 customers of the FTCP Business (by revenue) during each of the last two (2) fiscal years and for the current fiscal year to June 30 (the “Key Customers”), and (b) the top 10 suppliers of the FTCP Business (by expense) during each of the last two (2) fiscal years and for the current fiscal year to date (the “Key Suppliers”). Since March 25, 2006, no Key Customer or Key Supplier has canceled or otherwise terminated its relationship with the FTCP Business, and, to the knowledge of Honeywell, none of the Companies or their Subsidiaries has, prior to the date hereof, received any written notice from any Key Customer or Key Supplier to the effect that any such Key Customer or Key Supplier intends to cancel or otherwise terminate its relationship with the FTCP Business. Since March 25, 2006 and prior to the date hereof, to the knowledge of Honeywell, none of the Companies or their Subsidiaries has received a written notice from a Key Customer or Key Supplier to the effect that any such Key Customer or Key Supplier intends to materially diminish or materially adversely modify its relationship with the FTCP Business.

3.15 Real Properties.

(a) The Companies and their Subsidiaries have insurable fee simple title to the real property set forth in Section 3.15(a) of the Disclosure Schedule (except with respect to that certain portion of the real property located in Grand Blanc, Michigan that was condemned for a 50 foot right-of-way along Holly Road) (collectively, the “Owned Real Property”), free and clear of, to the knowledge of Honeywell, any Liens (as hereafter described), tenancies, sub-tenancies, licenses, defects, exceptions, rights of way, restrictions, covenants, claims, similar matters, or other encumbrances of any nature whatsoever in respect of such property or asset (collectively, “Encumbrances”), except for Permitted Encumbrances and those Encumbrances set forth in Section 3.15(a) of the Disclosure Schedule.

(b) A true and complete list of all of the real property that is leased, subleased, licensed, or used by any of the Companies or their Subsidiaries is set forth in Section 3.15(b) of the Disclosure Schedule (collectively, the “Leased Real Property”) (the Owned Real Property and the Leased Real Property are collectively referred to herein as the “Property”). To the knowledge of Honeywell, the Companies and their Subsidiaries have valid leasehold interests in the Leased Real Property (except for those leasehold interests in the United Kingdom and the Dominican Republic where the consents of the landlords may have been required with respect to the existing subleases, but such consents were not obtained, as more particularly described in Section 3.13 of the Disclosure Schedule, and the leasehold interest in Southfield, Michigan, which lease is being amended, as more particularly described in Section 3.15 (b) of the Disclosure Schedule), free and clear of any Encumbrances, except for Permitted Encumbrances and those Encumbrances set forth on Section 3.15(b) of the Disclosure Schedule. Except as set forth in Section 3.15(b) of the Disclosure Schedule, with respect to each of the foregoing leases, the Companies and its Subsidiaries have not subleased, licensed, or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.

3.16 Personal Properties. The Companies and their Subsidiaries have, and (except for assets sold or otherwise disposed of in the ordinary course of business after the date hereof in compliance with Section 5.1 hereof) on the Closing Date will have, all of the rights, title and interest to all machinery, equipment, furniture and other tangible assets located on the Real Property or used in the ordinary course of their business and operations (“Tangible Property”), free and clear of any mortgage, lien, pledge, security interest, option, right of first refusal, right of first offer, or similar charges (“Liens”), other than Permitted Encumbrances.

3.17 Sufficiency of Assets. Except as set forth in Section 3.17 of the Disclosure Schedule, the assets of the Companies and their Subsidiaries, together with the Assigned Intellectual Property and the Trademark License Agreement, constitute all of the material assets (real, personal, tangible, intangible or otherwise) held by Honeywell and its Subsidiaries for use in the FTCP Business and are sufficient in all material respects for the Companies and their Subsidiaries to conduct and operate the FTCP Business from and after the Closing Date in the same manner as currently conducted. Except as set forth in Section 3.17 of the Disclosure Schedule, none of the Sellers (and none of their respective Affiliates (other than the Companies and their Subsidiaries))

owns, utilizes or has an interest in any material assets of, performs any material services for, or on behalf of, or provides any material group purchasing benefits to, or with respect to, the Companies and their Subsidiaries.

3.18 Labor.

(a) Except as set forth in Section 3.18 of the Disclosure Schedule: (a) none of the Companies or their Subsidiaries is a party to any collective bargaining agreement or any other labor-related agreements with any labor union or labor organization applicable to employees of any of the Companies or their Subsidiaries, nor is any such agreement currently being negotiated; (b) no material work stoppage or other material labor action or dispute involving any of the Companies or their Subsidiaries is pending or, to the knowledge of Honeywell, threatened by any such labor dispute; and (c) the Companies and their Subsidiaries are operating the FTCP Business in compliance with all applicable Labor Laws, except where the failure to comply would not interfere in any material respect with the conduct of the FTCP Business as presently conducted by the Companies and the Subsidiaries or result in a material (x) fine, (y) penalty or (z) other Loss to the Companies and their Subsidiaries. “Labor Laws” means any applicable Law relating to employment standards, human rights, health and safety, labor relations, wage and hour statutes, immigration, layoffs, workplace safety and insurance and/or pay equity.

(b) With respect to this transaction, any notice required under any law or collective bargaining agreement (including any works council) has been (or will be) given, and all bargaining obligations with any employee representative have been, or prior to the Closing will be, satisfied. Within the past three years, none of the Companies or their Subsidiaries has implemented any plant closing or layoff of employees that could implicate the WARN Act, and no such action will be implemented without advance notification to Purchaser.

3.19 Insurance. Honeywell has Made Available to the Purchaser complete copies of all policies of insurance maintained solely by the Companies and their Subsidiaries with respect to their properties and assets, or true and complete summaries of the material terms of such insurance policies. Section 3.19 of the Disclosure Schedule set forth a list of all material insurance policies relating to the FTCP Business that are not held by the Companies or their Subsidiaries. All insurance policies relating to the FTCP Business are in full force and effect, all premiums due and payable with respect to such policies have been paid and the applicable insured parties have complied in all material respects with the provisions of such policies. None of Honeywell, Sellers, the Companies or their Subsidiaries has received: (i) any written notice regarding the cancellation or invalidation of any of the existing insurance policies relating to the FTCP Business or regarding any actual or possible adjustment in the amount of the premiums payable with respect to any of said policies; or (ii) any written notice regarding any refusal of coverage under, or any rejection of any claim under, any such policies.

3.20 Finder’s Fee. Except for fees payable to Dresdner Kleinwort Securities LLC and other fees for which Honeywell and the Sellers will be exclusively responsible, none of Honeywell, the Sellers, the Companies or their Subsidiaries has incurred any liability to any party for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the transactions contemplated by this Agreement other than as a result of arrangements, agreements or understandings made by or on behalf of Purchaser or any of its Affiliates (other than the Companies and their Subsidiaries).

3.21 Bank Accounts; Directors and Officers. Section 3.21 of the Disclosure Schedule includes a list of each bank in which any of the Companies or their Subsidiaries has an account, safe deposit box or lock box as of the date hereof, the number of each such account or box and each authorized signatory. Section 3.21 of the Disclosure Schedule also sets forth a list of the officers and directors of each of the Companies and their Subsidiaries.

3.22 Disclaimer of Other Representations and Warranties. Except as expressly set forth in this Article III, none of Honeywell or the Sellers makes any representation or warranty, express or implied, at law or in equity, with respect to the Companies, their Subsidiaries, their respective businesses or financial condition or any of their assets, Liabilities or operations, or the past, current or future profitability or performance of the FTCP Business or any other matter, in connection with the transactions contemplated hereby, and Honeywell and the Sellers specifically disclaim any such other representations or warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Honeywell and the Sellers that, as of the date hereof and as of the Closing Date:

4.1 Corporate Status. Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and Purchaser (a) has all requisite power and authority to carry on its business as it is now being conducted, and (b) is duly qualified or otherwise authorized to do business and is in good standing in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets and the conduct of its business requires it to be so qualified or otherwise authorized, except where the failure to have to be so qualified or otherwise authorized would not have a Purchaser Material Adverse Effect.

4.2 Authority. Purchaser has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Purchaser, and no other corporate proceeding on the part of the Purchaser is necessary to authorize the execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements have been duly executed and delivered by Purchaser, and, assuming due authorization and delivery by Honeywell and the Sellers, this Agreement and the Ancillary Agreements, each constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws now or hereinafter in effect relating to or affecting creditors’ rights generally, or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3 No Conflict; Required Filings.

(a) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not (with or without notice or lapse of time, or both), conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any material Encumbrance upon any of the properties or assets of Purchaser under, any provision of (i) the certificate of incorporation, by-laws or other organizational or governing documents of Purchaser, (ii) any material Contract to which Purchaser is party or by which it is bound or (iii) any Governmental Order or, subject to the matters described in clauses (i) and (ii) of Section 4.3(b), Law applicable to Purchaser or its property or assets, other than, in the case of clauses (ii) and (iii) above, any such conflicts, violations, defaults, rights or Encumbrances that would not have a Purchaser Material Adverse Effect.

(b) No material consent of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by Purchaser in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, other than (i) compliance with and filings under the HSR Act, (ii) to the extent applicable, compliance with and filings under similar laws of foreign jurisdictions other than the United States, and (iii) compliance with the notice requirements to each of the Governmental Authorities listed in Schedule 4.3.

4.4 Legal Proceedings. There are no material claims, charges, arbitrations, formal grievances, complaints, actions, suits, governmental inquiries or investigations, internal investigations or proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Affiliates or any of their respective properties before any Governmental Authority, except as would not have a Purchaser Material Adverse Effect.

4.5 Sufficient Funds.

(a) As of the date of this Agreement, Purchaser has cash and sufficient funds currently available under the Credit Agreement, dated April 27, 2006, among Sensata Technologies, B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., each lender from time to time party thereto and Morgan Stanley Senior Funding, Inc. (the “Credit Facility”) which together constitute an amount sufficient to pay the Purchase Price in full and any related fees or expenses (collectively, “Sufficient Payment Resources”). Purchaser has Made Available to Sellers a true, correct and complete copy of the Credit Facility. As of the date hereof, there is no condition that is not capable of being satisfied to the availability of funds under the Credit Facility in an amount which, together with cash available to pay the Purchase Price, will constitute Sufficient Payment Resources, and the Purchaser has no knowledge of, and no reason to believe that as of the Closing there will be any condition that cannot be satisfied to the availability of funds under the Credit Agreement in an amount which, together with cash available to pay the Purchase Price, will constitute Sufficient Payment Resources. At the Closing Date, Purchaser will have (i) cash and (ii) funds available under the Credit Facility and/or funds available under another credit facility, which in the aggregate will constitute an amount sufficient to pay the Purchase Price in full and any related fees or expenses.

(b) Immediately following the Closing after giving effect to the transactions contemplated hereby, the Purchaser will be Solvent. As used herein, “Solvent” means with respect to any Person on a particular date, that on such date (i) the fair value of the property of such Person is greater than the total amount of liabilities, including, contingent liabilities, of such Person, (ii) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (iii) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature and (iv) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

4.6 Investment Intent. Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits associated with the acquisition of the Shares and is acquiring the Shares for its own account for investment, with no present intention of making a public distribution thereof. Purchaser will not sell or otherwise dispose of the Shares in violation of the Securities Act of 1933, as amended, or any state securities laws.

4.7 No Reliance.

(a) Purchaser is an informed and sophisticated purchaser and has engaged expert advisors who are experienced in the evaluation and purchase of companies such as the Companies and their Subsidiaries as contemplated hereunder, and has had such access to the personnel and properties of the Companies, their Subsidiaries, the Sellers and Honeywell Affiliates as it deems necessary and appropriate to make such evaluation and purchase.

(b) Purchaser has agreed to purchase the Shares and the Assigned Intellectual Property based on its own inspection, examination and determination with respect to all matters and without reliance upon any representations, warranties, communications or disclosures of any nature other than those expressly set forth in this Agreement.

(c) Without limiting the generality of the foregoing, Purchaser, in entering into this Agreement, is relying solely on the representations and warranties set forth in this Agreement and, except as expressly set forth in Article III of this Agreement (as qualified by the disclosure in the Disclosure Schedules), none of the Sellers, Honeywell nor any other Person makes any representation or warranty, express or implied, with respect to, and Purchaser expressly disclaims any reliance on, (i) any information included in the Confidential Information Memorandum dated July 2006 related to the FTCP Business or other matters; (ii) any information, written or oral and in any form provided, made available to it or any of its agents, advisors, employees or representatives in “data rooms” (including on-line data rooms), management presentations, functional “break-out” discussions, oral or written responses to questions submitted on behalf of it or other communications between it or any of its agents, advisors, employees or representatives, on the one hand, and the Companies, any of their Subsidiaries or any of their agents, advisors, employees or representatives, on the other hand; (iii) any projections, estimates or budgets delivered to or made available to it or any of its agents, advisors, employees or representatives, or which is made available to it or any of its agents, advisors, employees or representatives after the date hereof, or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Companies and their Subsidiaries or the future business and operations of the Companies and their Subsidiaries; (iv) the condition of any of the Property being transferred hereunder, which Purchaser is purchasing on an “AS IS, WITH ALL FAULTS” basis without any warranties or guarantees of any kind from the Sellers, the Companies or any of their Subsidiaries; (v) the operation of the business by Purchaser after Closing in any manner; (vi) the probable success or profitability of the ownership, use or operation of the FTCP Business by Purchaser after the Closing; or (vii) the accuracy or completeness of any other information, written or oral and in any form provided, or documents previously made available or which is made available after the date hereof to it or any of its agents, advisors, employees or representatives with respect to the Companies or their Subsidiaries or their respective businesses and operations or other related matters, whether in expectation of the transactions contemplated by this Agreement or otherwise.

(d) Without limiting the generality of the foregoing, Purchaser agrees and acknowledges that, except to the extent expressly set forth in Article III of this Agreement (as qualified by the disclosure in the Disclosure Schedules), (i) neither Honeywell nor any of its Affiliates makes any representation or warranty as to whether the License Opportunity or the Settlement Opportunity will be realized by any Person at any time or with respect to any information which has been provided to Purchaser with respect to the License Opportunity or the Settlement Opportunity, (ii) except to the extent expressly required under Section 5.9 hereof, Honeywell and its Affiliates undertake no obligation to update the Purchaser with respect to any changes in assumptions underlying the valuation of the License Opportunity or the status of negotiations between the parties negotiating the License Opportunity (but Honeywell will upon request, reasonably update Purchaser as to the status of negotiations regarding the Settlement Opportunity) and (iii) Honeywell and its Affiliates reserve the right to terminate discussions of any potential license at any time with respect to the License Opportunity without liability to any party. (It being understood that Honeywell will use reasonable efforts to continue discussions regarding the Settlement Opportunity unless otherwise agreed by Purchaser).

(e) Notwithstanding anything to the contrary herein, nothing in the foregoing shall limit the right of the Purchaser Indemnified Parties to rely on the representations and warranties expressly set forth in this Agreement and to their rights to indemnification under Articles VII and IX, nor will anything in the foregoing operate to limit any claim by a Purchaser Indemnified Party for fraud, which shall, in any case, be subject to the provisions of Sections 3.22, 4.7, 10.8 and 10.9 of this Agreement.

4.8 Finder’s Fee. Purchaser has not incurred any liability to any party for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser for which any of Honeywell, Sellers, or their respective stockholders, option holders, directors, officers or Affiliates will be liable based upon arrangements made by or on behalf of the Purchaser or any of its Affiliates.

4.9 Disclaimer of Other Representations and Warranties. Except as expressly set forth in this Article IV, Purchaser makes no representation or warranty, express or implied, at law or in equity, with respect to Purchaser, its Subsidiaries, its businesses or financial condition or any of its assets, liabilities or operations or any other matter, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE V

COVENANTS

5.1 Interim Operations of the Companies. From and after the date hereof, Honeywell and the Sellers shall cause the Companies and their Subsidiaries to conduct their respective businesses only in the ordinary course consistent with past practice and use their commercially reasonable efforts to preserve intact their assets (tangible and intangible), including by applying any available insurance proceeds received directly and specifically with respect to their assets to replace or repair any such assets, business organizations and relationships with employees and third parties having material business dealings with the Companies or any of their Subsidiaries. Without limiting the generality of the foregoing, except (1) as otherwise expressly required by this Agreement, (2) for actions approved in advance by Purchaser in writing (which approval shall not be unreasonably withheld or delayed), (3) to the extent required to comply with applicable Law (in which case Purchaser shall nonetheless be notified) and (4) as set forth on Section 5.1 of the Disclosure Schedule, from and after the date hereof Honeywell and Sellers shall cause the Companies and their Subsidiaries not to take any of the following actions:

(a) adopt any change in their respective certificates of incorporation or bylaws or other similar organization or governing documents;

(b) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Companies or their Subsidiaries;

(c) (i) issue, sell, transfer, pledge, dispose of or encumber the Shares or any shares of capital stock of the Companies or the Subsidiaries of the Companies, or (ii) grant any option, warrant or other right to purchase or obtain, or otherwise dispose of or encumber, any of the equity securities of the Companies or the Subsidiaries of the Companies;

(d) enter into or consummate any transaction involving the acquisition of the business or stock (or, to the extent constituting a going concern business, assets or other properties) of any other Person (other than purchases of inventory and capital equipment in the ordinary course of business consistent with past practice, subject to clause (l) below);

(e) sell, assign, lease, license, transfer or otherwise dispose of any material amount of assets or property except as expressly required pursuant to existing Material Contracts and sales of inventory in the ordinary course of business consistent with past practice or mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Encumbrance thereupon (other than permitted Encumbrances);

(f) other than in the ordinary course of business, incur or guarantee any Indebtedness, or issue any note, bond or debt security;

(g) enter into any Material Contract or materially amend or modify or terminate any Material Contract;

(h) enter into any new Company Plan or terminate any Company Plan or increase the benefits under any Company Plan or amend or modify any Company Plan where such amendment or modification has a material cost impact on the Companies and their Subsidiaries taken as a whole, or grant or make a legally binding promise for, any material increase in compensation or benefits to any director, officer, or employee, or any material bonus, severance, incentive, or profit sharing payments, except as required under existing agreements or arrangements that have been Made Available to Purchaser or by applicable Law; provided, however, that nothing in this Agreement shall prevent the Companies or their Subsidiaries from entering into statutory employment agreements with new employees outside the United States, to the extent required by applicable Laws, in the ordinary course of business consistent with past practice;

(i) change the material terms and conditions of their business relationships with Key Customers or Key Suppliers other than in the ordinary course of business;

(j) terminate or close any facility, other than periodic shutdowns in the ordinary course of business;

(k) incur or commit to any capital expenditures materially in excess of the capital expenditure budget Made Available to Purchaser, or enter into any new line of business;

(l) take any action or omit to take any action that would require disclosure pursuant to Section 3.6 if each representation and warranty contained therein were remade as of the time of such action or omission; or

(m) authorize, or agree or commit to do, whether in writing or otherwise, any of the foregoing.

Notwithstanding anything herein to the contrary, nothing herein shall or shall be deemed to preclude or otherwise limit Honeywell or its Subsidiaries (including the Companies and their Subsidiaries) from:

(x) declaring, setting aside or paying any dividends or other distribution in cash with respect to any of the shares of capital stock of the Companies or their Subsidiaries, or redeeming or repurchasing for cash any of the shares of capital stock of the Companies or their Subsidiaries; or

(y) settling, terminating or otherwise canceling any hedging, swap, derivative or other similar transactions (collectively, the “Swaps”), entered into by Honeywell or any of its Subsidiaries (other than the Companies and their Subsidiaries), in whole or in part, for the benefit of the FTCP Business, it being understood and agreed by the Purchaser that any such terminations, settlements or cancellations will result in the Companies and their Subsidiaries being in an unhedged position with respect to the matters covered under the Swaps and subject to any risks that could result from such a position and Purchaser will have no claim under this Agreement or otherwise as a result of such unhedged position, and the actions required by Section 5.11.

5.2 Filings with Governmental Authorities.

(a) Honeywell and Purchaser shall as promptly as practicable, but in no event later than ten (10) business days after the date hereof, cause to be filed with the FTC and the DOJ the notification and report form pursuant to the HSR Act required for the transactions contemplated hereby and cause to be filed with the relevant Governmental Authorities (“Other Competition Authorities”) the other filings contemplated by Section 3.3(b)(ii) and Section 4.3(b)(ii) (“Other Competition Filings”). Honeywell, the Sellers and Purchaser shall, as promptly as practicable, comply with any request for additional information and documents pursuant to the HSR Act and applicable Laws governing the Other Competition Filings (“Other Competition Law”). Honeywell and the Sellers, on the one hand, and Purchaser, on the other hand, shall inform the other promptly of any communication made by or on behalf of such party to (including permitting the other party to review such communication in advance), or received from, the FTC, the DOJ or the Other Competition Authorities and shall furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing, submission or other act that is necessary or advisable under the HSR Act or the Other Competition Laws. Honeywell and Sellers, on the one hand, and Purchaser, on the other hand, shall keep each other timely appraised of the status of any communications with, and any inquiries or requests for additional information from, the FTC or the DOJ or the Other Competition Authorities, and shall comply promptly with any such inquiry or request. Neither party shall agree to participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiries unless it consults with the other party in advance, and to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat.

(b) Purchaser shall take as promptly as reasonably practicable any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition law that may be asserted by any U.S. federal, state, provincial, local or foreign antitrust or competition authority so as to enable the parties to expeditiously close the transactions contemplated by this Agreement; provided that Purchaser need not divest or hold separate assets, terminate or modify existing business relationships, or take any other such steps to the extent that such actions would have a material adverse effect on the FTCP Business or an equivalent (rather than proportionate) level of impact on the business of Purchaser. In addition, without limiting the generality of the foregoing regarding Governmental Authorities but subject to the immediately preceding proviso, Purchaser agrees to take promptly any and all steps necessary to attempt to vacate or lift any order or other restraint relating to antitrust matters that would have the effect of making the transaction contemplated by this Agreement illegal or otherwise prohibiting its consummation.

(c) The parties hereto shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority (excluding the actions and filings described in clause (a) above), is required or reasonably appropriate, or any action, consent, approval or waiver from any party to any material Contract is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement and Honeywell shall cooperate as reasonably requested by Purchaser in connection with any action by the Purchaser pursuant to Section 5.2(b). Subject to the terms and conditions of this Agreement and the Confidentiality Agreement, in taking such actions or making any such filings, the parties hereto shall furnish information required in connection therewith and timely seek to obtain any such actions, consents, approvals or waivers.

(d) As soon as practicable after the Closing Date but in no event later than 10 days from the Closing Date, (i) Purchaser shall cause to be filed with each of the Governmental Authorities of the Dominican Republic listed in Schedule 4.3, a notice of consummation of the transactions contemplated hereby, in accordance with applicable Law and (ii) Honeywell shall or shall cause its Subsidiaries to file a notice of consummation of the transactions contemplated hereby with the Consejo Nacional de Zonas Francas de Exportación (CNZF) of the Dominican Republic.

5.3 Consents. Except as contemplated in Section 5.2, Purchaser, on the one hand, and Honeywell and the Sellers, on the other hand, shall each use its reasonable best efforts to obtain all consents and authorizations required for Purchaser (in the case of Purchaser) and for Honeywell and its Subsidiaries (in the case of the Sellers) to consummate the transactions contemplated by this Agreement, including obtaining the consents and authorizations and making the filings referred to in Sections 4.3 and 3.3, respectively. Without limiting the generality of the foregoing, Honeywell undertakes to take the actions set forth in Section 5.3 of the Disclosure Schedule.

5.4 Confidentiality; Access to Information. (a) Purchaser acknowledges that the information being Made Available to it by Honeywell and its Subsidiaries (or their respective agents or representatives) is subject to the terms of a confidentiality agreement dated July 28, 2006 between Bain Capital NY, LLC and Honeywell (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement will terminate; provided, however, that Purchaser hereby acknowledges its confidentiality obligations in the Confidentiality Agreement will terminate only with respect to information relating to the businesses of the Companies and their Subsidiaries; and that Purchaser acknowledges that any and all other information provided or Made Available to it by Honeywell and its Subsidiaries (or their respective agents or representatives) concerning Honeywell and its Subsidiaries (other than the Companies and their Subsidiaries) will remain subject to the terms and conditions of the Confidentiality Agreement after the Closing.

(b) Subject to the limitations set forth in Section 5.4(b) of the Disclosure Schedule, between the date hereof and the Closing Date, Honeywell and the Sellers shall, subject to compliance with applicable Laws and any Contracts to which Honeywell or any of its Subsidiaries (including the Companies and their Subsidiaries) is a party, provide Purchaser access and the opportunity to make such investigation of the management, employees, representatives (including outside attorneys and accountants), properties, businesses and operations of the Companies and their Subsidiaries, and such examination of the books, records and other documents and the financial condition of the Companies and their Subsidiaries, as it reasonably requests; provided, however, that neither Honeywell nor any of its Subsidiaries shall be required to disclose to Purchaser or any agent or representative thereof any information to the extent they are advised by counsel that doing so would reasonably be expected to result in a loss of the ability to successfully assert a claim of privilege (including without limitation, the attorney-client and work product privileges), unless Purchaser agrees to enter into a valid joint defense agreement or similar arrangement to preserve such privilege. Any confidential information provided pursuant to this Section 5.4(b) shall be kept confidential by Purchaser and will be subject to applicable Law, the terms of the Confidentiality Agreement and Section 5.4(a). Any such investigation and examination will be conducted under reasonable circumstances after appropriate advance notice and in a manner so as not to unreasonably interfere with the conduct of the FTCP Business. No investigation pursuant to this Section 5.4(b) shall affect any representation or warranty by Honeywell or the Sellers in this Agreement or any condition to the obligations of Purchaser hereunder.

(c) From and after the date hereof until the Closing, Honeywell shall deliver to Purchaser as soon as practicable after they become available and concurrently with delivery to Honeywell a profit and loss statement, cash flow statement and statement of net assets for each month ending after the date of the FTCP Interim Financial Statements, prepared from the books and records of the Companies and their Subsidiaries, as are customarily prepared in the ordinary course of business consistent with past practice of the Companies and their Subsidiaries.

5.5 Publicity. Honeywell shall not, and shall not permit the Sellers, the Companies or its or their Subsidiaries or any of its or their representatives to, and Purchaser shall not, and shall not permit any of its Affiliates, Subsidiaries or their respective representatives to, issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other parties hereto, which approval will not be unreasonably withheld or delayed, unless, in the reasonable judgment of Honeywell or Purchaser, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which Honeywell or Purchaser lists its securities; provided that, to the extent required by applicable Law or by the rules of any stock exchange, the party intending to make such release or announcement shall use its reasonable best efforts consistent with such applicable Law to consult with the other party with respect to the text thereof and, provided further, that no party shall be required to obtain consent pursuant to this Section 5.5 to the extent any proposed release or announcement includes information and is in the form that has previously been made public by the parties pursuant to the obligations under this Section 5.5.

5.6 Books and Records.

(a) Honeywell will use reasonable best efforts to deliver or cause to be delivered to Purchaser at Closing all properties, books, records, copies of Contracts, information and documents relating primarily to the FTCP Business that are not then in the possession or control of the Companies or their Subsidiaries. As soon as is reasonably practicable after the Closing, Honeywell will deliver or cause to be delivered to Purchaser any remaining properties, books, records, copies of Contracts, information and documents relating primarily to the FTCP Business that are not already in the possession or control of the Companies or their Subsidiaries.

(b) Subject to Section 7.2(a) (relating to the preservation of Tax records), Honeywell and Purchaser agree that each of them will preserve and keep the books of accounts, financial and other records held by it relating to the FTCP Business (including accountants’ work papers) for a period of ten (10) years from the Closing Date in accordance with their respective corporate records retention policies; provided, however, that prior to disposing of any such records in accordance with such policies (if such records would be disposed of prior to the tenth anniversary of the Closing Date), the applicable party shall provide written notice to the other party of its intent to dispose of such records and shall provide such other party the opportunity to take ownership and possession of such records (at such other party’s sole expense) to the extent they relate to such other party’s business or obligations within 30 days after such notice is delivered. If such other party does not confirm its intention in writing to take ownership and possession of such records within such 30-day period, the party who possesses the records may proceed with the disposition of such records. Honeywell and Purchaser shall make such records and other information relating to the FTCP Business, employees and auditors available to the other as may be reasonably required by such party (i) in connection with, among other things, any audit or investigation of , insurance claims by, legal proceedings against, dispute involving or governmental investigations of Honeywell or Purchaser or any of their respective Affiliates, or (ii) in order to enable Honeywell or Purchaser to comply with their respective financial reporting obligations or obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby, in either case under reasonable circumstances after appropriate advance notice and in a manner so as not to unreasonably interfere with the providing party’s business, and subject to the confidentiality obligations set forth in Sections 5.4 and 5.15.

5.7 Further Action. Except as set forth in Section 5.2(b), Honeywell and the Sellers, on the one hand, and Purchaser, on the other hand, shall each use its reasonable best efforts to (i) take, or cause to be taken, all actions (within its control) necessary or appropriate for Honeywell and the Sellers (in the case of the Sellers) and for Purchaser (in the case of Purchaser) to consummate the transactions contemplated by this Agreement, and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to the obligations for Honeywell and the Sellers (in the case of the Purchaser) and for Purchaser (in the case of the Sellers) to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, from time to time after the Closing Date, and for no further consideration, each of Honeywell and Purchaser shall, and shall cause their respective Subsidiaries to, execute, acknowledge and deliver such assignments, transfers, consents, assumptions and other documents and instruments and take such other actions as may reasonably be necessary to appropriately consummate the transactions contemplated hereby, including (i) transferring back to Honeywell or its designated Subsidiaries any asset or liability which was inadvertently transferred to, the Companies or their Subsidiaries at the Closing, (ii) transferring to Purchaser any asset or liability contemplated by this Agreement to be transferred to Purchaser and which was not so transferred at Closing, and (iii) remitting promptly to Purchaser any cash amounts actually received for accounts receivable of the FTCP Business generated at any time prior to or on or after the Closing Date.

5.8 Expenses. Whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby by Purchaser shall be paid by Purchaser, and all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby by the Sellers, the Companies, or their Subsidiaries shall be paid by Honeywell, including, but not limited to, any title insurance premiums and any costs of endorsement related to any title insurance policies purchased by Purchaser in connection with the Owned Real Property, except as expressly provided herein, provided, however, that Purchaser and Honeywell shall each pay one-half of (i) any and all fees required to be paid under the HSR Act or any other foreign merger control or foreign investment clearances required by Law to be obtained in connection with the Closing, and (ii) all charges incurred in connection with the surveys previously made available for the Owned Real Property.

5.9 Notification of Certain Matters. Each party shall give prompt written notice to the other of the following:

(a) the occurrence or nonoccurrence of any event (including any breach of any of its representations or warranties or a breach of any covenant or agreement of such party) whose occurrence or nonoccurrence could reasonably be expected to cause any of the other party’s conditions precedent set forth in Article VI not to be satisfied;

(b) the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by any party or any of its Affiliates from any Governmental Authority or other third party with respect to this Agreement or the transactions contemplated hereby.

5.10 Employees and Employee Benefit Plans.

(a) Scope of Section. This Section 5.10 contains the covenants and agreements of the parties hereto with respect to the employment status of and, subject to and only to the extent specified in the Company Plans, provision of employee benefits to the employees of the Companies and their Subsidiaries who are employed in the FTCP Business on the Closing Date (the “Employees”) the provision of employee benefits under the Company Plans to former employees of the Companies, Subsidiaries and the Sellers who terminated employment before the Closing Date with residual benefits under such Company Plans. Nothing herein expressed or implied confers upon any current or former employee, officer, director, contractor or agent of the FTCP Business any rights or remedies of any nature or kind whatsoever under or by reason of this Section 5.10.

(b) US Employees. This Section 5.10(b) applies only to Employees employed in the United States (collectively, the “US Employees”).

(i) Purchaser shall continue the employment, or shall cause the Companies or their Subsidiaries to continue the employment, effective as of the Closing Date, of all US Employees who are employed by the Companies immediately prior to the Closing Date. Terms of employment continuation for each US Employee shall (a) initially be at the same work location, (b) initially pay a base wage rate no less than each such US Employee’s base wage rate in effect immediately prior to the Closing Date, and (c) initially provide employee benefit plans (to include, without limitation, medical, dental, life, disability, retirement benefits, flexible spending accounts and incentive compensation, but other than any equity-based compensation) and other terms and conditions of employment that are not materially different than those provided to such US Employees by the Companies or the Subsidiaries of the Companies, as the case may be, immediately prior to the Closing Date. Purchaser shall credit, or shall cause the Companies and their Subsidiaries or their Affiliates to credit, each US Employee’s service with the Companies, the Subsidiaries of the Companies, Sellers, Sellers’ Affiliates, Honeywell and Honeywell’s Affiliates for purposes of eligibility to participate, and vesting (but not for purposes of benefit accrual or any other purpose under any defined benefit plan) to the extent credited under an analogous Company Plan as of the Closing Date, except to the extent any duplication of benefits would result.

(ii) Nothing in this Agreement shall, or shall be construed to, limit the ability of Purchaser or any of its Affiliates to terminate the employment of any US Employee at any time after the Closing Date.

(iii) With respect to any US Employee whose employment is involuntarily terminated by Purchaser or the Companies or their Subsidiaries during the twenty-four (24)-month period beginning on the Closing Date (including, but not limited to, the termination of a US Employee because he refuses to accept a work relocation that exceeds fifty (50) miles), Purchaser shall provide, or shall cause the Companies or their Subsidiaries to provide, a severance benefit (consisting of notice pay, salary continuation and continued insurance coverage) that shall be no less than the severance benefit that such US Employee would have received under the terms of the severance plan set forth on Section 5.10(b)(iii) of the Disclosure Schedule, calculated as though the US Employee worked continuously for the Companies, the Subsidiaries of the Companies, Sellers or Honeywell, as applicable, until his termination date with Purchaser, the Companies or their Subsidiaries.

(iv) Each welfare benefit plan sponsored by Purchaser, the Companies or their Subsidiaries for the benefit of the US Employees shall, where applicable, (A) waive any pre-existing condition limitation or exclusion or any actively-at-work requirement that was waived or satisfied under an analogous Company Plan as of the Closing Date; and (B) credit all payments made by US Employees for healthcare expenses under similar Company Plans during the current plan year for purposes of deductibles, co-payments and maximum out-of-pocket limits.

(v) Intentionally Omitted

(vi) Prior to the Closing, Sellers shall cause liabilities and assets to be transferred with respect to benefits accrued by US employees and former employees of the Company and the Subsidiaries (and the CEO of FT, to the extent such benefits have not been paid to him) under the First Technology Supplemental Executive Retirement Plan (“FT SERP”) from the FT SERP and rabbi trust related to the FT SERP to a newly established SERP and rabbi trust maintained by and for the benefit of the Companies (“FT Automotive SERP”). On and after the Closing, Sellers shall retain all Liability or Loss arising under or in connection with the FT Automotive SERP to the extent that such Liability or Loss results from (A) the failure to transfer assets to the FT Automotive SERP rabbi trust sufficient to pay the amount of liabilities for accrued benefits transferred to the FT Automotive SERP from the FT SERP or (B) arising from, or related to, actions taken by or directed by Sellers in the separation of the FT Automotive SERP from the FT SERP (including for the avoidance of doubt any Liability or Loss arising in connection with Section 409A of the Code).

(c) Non-US Employees. This Section 5.10(c) applies only to Employees employed outside of the United States (“Non-US Employees”).

(i) The parties understand and agree that contracts of employment for Non-US Employees employed by the Companies or their Subsidiaries will remain in effect immediately after the Closing.

(ii) The continuation of a Non-US Employee’s employment (i.e., the terms and conditions of employment) shall not, except to the extent permitted by applicable Laws, initially require relocation to a regular work location more than fifty (50) miles from the Non-US Employee’s work location immediately prior to the Closing Date. Purchaser covenants and agrees to offer or continue to offer, or to cause the Companies or their Subsidiaries to offer or continue to offer, each such Non-US Employee an initial package of compensation (other than any equity-based compensation), retirement (however, any defined benefit pension may be replaced with a defined contribution pension) and welfare benefits that is comparable to the compensation (other than any equity-based compensation), retirement and welfare benefits provided to each such Non-US Employee by the Sellers, the Companies or their Subsidiaries, as the case may be, immediately prior to the Closing Date. Purchaser shall recognize, or shall cause the Companies or their Subsidiaries to recognize, a Non-US Employee’s service with the Companies and their Subsidiaries, and the Sellers and their Affiliates to the extent credited under an analogous Company Plan as of the Closing Date, for all purposes (other than for purposes of pension benefit accrual where corresponding assets or a Closing Date accrual are not transferred from Sellers to Purchaser) and except to the extent any duplication of benefits results.

(iii) For the avoidance of doubt, Purchaser, the Companies or their Subsidiaries shall be solely responsible for any amounts becoming payable to Non-US Employees under the relevant severance plan of the Companies or their Subsidiaries, employment agreements or Laws as a result of their being dismissed by Purchaser, the Companies or their Subsidiaries at any time after the Closing Date, notwithstanding that such amount must be calculated by reference to periods of employment with the Companies and their Subsidiaries and the Sellers and their Affiliates prior to Closing as well as periods of employment with Purchaser and the Companies or their Subsidiaries after the Closing. During the twenty-four (24)-month period beginning on the Closing Date or such later period that may be required by applicable Law, Purchaser shall provide, or shall cause the Companies or their Subsidiaries to provide, a severance benefit that shall be no less than, nor paid later than, the greater of (a) the severance benefit that such Non-US Employee would have received under the terms of the Companies’ severance plan in effect on the Closing Date and set forth on Section 5.10(c)(iv) of the Disclosure Schedule, calculated as though the Non-US Employee worked continuously for the Companies and their Subsidiaries until his termination date with the Purchaser, the Companies and their Subsidiaries or (b) the severance benefit the Non-US Employee is entitled to under applicable Law.

(d) Acknowledgement. From and after the Closing Date, Purchaser shall maintain, or shall cause the Companies or their Subsidiaries to continue to maintain, all Company Plans (provided that Purchaser shall have the right to amend or terminate (or cause to be amended or terminated) such Company Plans in accordance with their terms), provided that Sellers acknowledge and agree that Purchaser shall not be responsible for Liabilities related to (i) the First Technology plc Retirement Benefits Scheme (“Seller’s UK DB Scheme“), (ii) the First Technology Money Purchase Plan (“Seller’s UK DC Scheme“), (iii) any other occupational pension scheme (as defined for the purposes of the UK Pension Schemes Act 1993) which relates to UK employees and former UK employees of the Companies and any associated or connected entities (as defined for the purposes of the UK Pensions Act 2004), or (iv) the employment or termination of employment (including any severance Liabilities) of the CEO of FT, all of which Liabilities shall be retained solely by Sellers (other than any obligation to provide him and his eligible dependents with healthcare continuation coverage under a Company Plan pursuant to Section 4980B of the Code).

(e) UK Pension Benefits.

(i) Non-US Employees shall cease to be active members of Seller’s UK DB Scheme and Seller’s UK DC Scheme as of the Closing Date.

(ii) The Purchaser shall arrange, or shall cause the Companies or their Subsidiaries to arrange, for those Non-US Employees who are active members of the Seller’s UK DB Scheme or Seller’s UK DC Scheme immediately before the Closing Date (the “Employee Members”) to be offered within one month of the Closing Date, membership with effect from the Closing Date in a replacement retirement benefit arrangement or arrangements operated or nominated by the Purchaser or a Company or any Subsidiary thereof (which may for the avoidance of doubt be of a defined contribution nature) (the “UK Plans”). From and after the Closing Date, Purchaser acknowledges and agrees that Sellers shall not be responsible for Liabilities related to Purchaser’s or the Companies’ failure to maintain or provide comparable terms and conditions of employment of the Non-US Employees, including but not limited to any replacement retirement arrangement.

(f) Contribution Plans. Before the Closing Date, Sellers shall amend the Control Devices Inc. Savings Plan (“CDI 401(k) Plan”), a Company Plan, to end the active participation of employees of MST Technology and shall take all actions necessary to remove MST Technology as a participating employer in the CDI 401(k)

Plan effective as of the Closing Date. As of the Closing Date, MST employees will be considered terminated employees under the CDI 401(k) Plan and may elect termination distributions in accordance with the provisions of the plan.

(g) UK Health Plan. The UK Supplemental Health Insurance Scheme is a fully insured arrangement that was established to provide supplemental medical coverage to certain management level employees of First Technologies plc. Prior to the Closing Date, Sellers will pre-pay any remaining premiums for Non-US Former Employees who have residual benefits under the scheme, and will transfer the underlying insurance contract to First Inertia Switch Limited as a Company Plan.

(h) Seller Plans. Prior to the Closing Date, the UK Life Insurance and Disability Insurance Schemes of Sellers which currently cover the Non-US Employees and other employees of Sellers, will be segregated by the Sellers and one or more Company Plans will be established only for the Non-US Employees of First Inertia Switch Limited.

5.11 Indebtedness; Intercompany Accounts.

(a) No later than the Closing Date, (i) Honeywell shall discharge (or otherwise cause to be extinguished), or shall cause Sellers or their applicable Subsidiaries (other than any of the Companies or their Subsidiaries) to discharge (or otherwise cause to be extinguished), to the extent practicable, any and all Indebtedness outstanding immediately prior to the Closing of the Companies and their Subsidiaries owed to any Person other than another Companies or their Subsidiaries, and (ii) Honeywell shall, or shall cause Sellers or their applicable Subsidiaries, to terminate or cancel any and all intercompany accounts and Contracts (excluding ordinary course arms’ length trade payables and receivables and the agreements marked with an “X” on Schedule 3.13(a)(viii)) between any of Honeywell or its Subsidiaries (other than any of the Companies or their Subsidiaries), on the one hand, and any of the Companies or their Subsidiaries, on the other hand.

(b) To the extent that (i) any obligations of the Companies or their Subsidiaries are secured by a letter of credit/bank guarantee or guarantee by Honeywell, or any of its Subsidiaries (other than any of the Companies or their Subsidiaries), Purchaser shall use its reasonable best efforts to (A) cause Purchaser or one of its Affiliates on or prior to the Closing Date to be substituted for Honeywell or a Subsidiary of Honeywell (other than any of the Companies or their Subsidiaries), as applicable, with respect to (and cause Honeywell or such Subsidiary of Honeywell to be released from) the financial and performance guarantees provided by Honeywell or such Subsidiary of Honeywell relating to such obligation, and (B) cause to be issued letters of credit/bank guarantee as replacement letters of credit/bank guarantees for ones issued by Honeywell or a Subsidiary of Honeywell (collectively, “Honeywell L/Cs”) on or prior to the Closing Date and to use its reasonable best efforts to have the Honeywell L/Cs cancelled or terminated and (ii) any obligations of Honeywell or its Subsidiaries (other than the Companies and their Subsidiaries) are secured by a letter of credit/bank guarantee or guarantee by the Companies or any of their Subsidiaries, Honeywell shall use its reasonable best efforts to (A) cause Honeywell or one of its Affiliates (other than the Companies or their Subsidiaries) on or prior to the Closing Date to be substituted for the Companies or their Subsidiaries, as applicable, with respect to (and cause the Companies and their Subsidiaries to be released from) the financial and performance guarantees provided by any Company or any of its Subsidiaries relating to such obligation, and (B) cause to be issued letters of credit/bank guarantees as replacement letters of credit/ bank guarantees for ones issued by any Company or any of its Subsidiaries (collectively, “FTCP L/Cs”) on or prior to the Closing Date and to use its reasonable best efforts to have the FTCP L/Cs cancelled or terminated; provided, however, that to the extent such guarantees cannot be extinguished or such letters of credit/bank guarantees cannot be replaced or terminated on or prior to the Closing, (i) Purchaser shall use its reasonable best efforts to do so as promptly as practicable following the Closing and shall indemnify and hold Honeywell and its Subsidiaries (other than the Companies and their Subsidiaries) harmless from and against any and all Losses resulting from any payment after the Closing Date by any of Honeywell or its Subsidiaries (other than the Companies and their Subsidiaries) under the guarantees or letters of credit/bank guarantees referenced in clause (b)(i) of this Section 5.11, and (ii) Honeywell shall use its reasonable best efforts to do so as promptly as practicable following the Closing and shall indemnify and hold the Purchaser and its Subsidiaries harmless from and against any and all Losses resulting from any payment after the Closing Date by any of Purchaser or its Subsidiaries (including the Company and its Subsidiaries) under the guarantees or letters of credit/bank guarantees referenced in clause (b)(ii) of this Section 5.11. Prior to the Closing, Honeywell will cooperate with Purchaser in connection with the actions described in Section 5.11(b)(i)(A).

5.12 Insurance Matters. (a) Honeywell and the Sellers shall use their reasonable best efforts to keep, or cause to be kept, all insurance policies presently maintained that are for the benefit of the Companies and their Subsidiaries and their properties, or substantially comparable replacements therefor, in full force and effect through the Closing. Coverage for the Companies and their Subsidiaries shall terminate as of the Closing Date under all such policies other than any such policies solely and directly held by any of the Companies or their Subsidiaries.

(b) Prior to the Closing Date, Honeywell shall use its reasonable best efforts to cause any carriers who have underwritten any global and excess liability insurance policies and any other policies which provides insurance coverage to the Companies and their Subsidiaries on an “occurrence” basis (the “Occurrence Policies”) to continue to make coverage available to the Companies and their Subsidiaries for claims arising prior to the Closing Date, subject to the insurance policy’s or policies’ terms and conditions. With respect to the Occurrence Policies, the Companies and their Subsidiaries will, subject to the terms of the applicable Occurrence Policies, continue to have the right to pursue existing claims and assert new claims under such policies, and the Sellers will, and prior to the Closing Date will cause the Companies and their Subsidiaries to, cooperate in such pursuit as reasonably requested by the Purchaser (including by giving Purchaser access to historical claim information relating to such policies as they relate to the Companies and their Subsidiaries) and Honeywell shall use its reasonable best efforts to notify Purchaser where the limits of any applicable Occurrence Policy may be exhausted.

(c) On or prior to the Closing Date, at the Sellers’ sole cost and expense, Sellers shall cause the underwriters and insurers of any Directors and Officers Liability Policy which provides insurance coverage to any officer or director of any of the Companies and their Subsidiaries (collectively, the “D&O Policy(ies)”) to provide (subject to receipt of the consent of Purchaser referenced in the immediately following sentence) extended coverage for a period of six years after the Closing Date on a “trailing” or “run-off” basis, with a coverage limit of not less than $25 million and a retention of not more than $250,000 for indemnifiable claims and zero for non-indemnifiable claims, and on terms no less favourable (as determined by the parties acting reasonably) to such D&O Policy(ies) maintained in effect by Honeywell or its Affiliates on the dates hereof (the “Run-Off Coverage”). Before entering into any agreement with respect to Run-Off Coverage, Sellers shall seek Purchaser’s consent to the terms of such Run-Off Coverage, such consent not to be unreasonably withheld or delayed. Amounts paid pursuant to this Section 5.12, which shall be paid entirely by Sellers, shall be disregarded for purposes of preparing the FTCP Preliminary Working Capital Statement or calculating the Final FTCP Working Capital Statement pursuant to Section 2.3.

5.13 Non-Solicitation of Employees. Each of the Sellers and Honeywell agrees that from the Closing Date through the second anniversary of the Closing Date, without the prior written consent of Purchaser, it will not, directly or indirectly, solicit or hire any employee of the Companies or their Subsidiaries (other than clerical or non salaried employees); provided, however, the foregoing shall not prohibit any Seller or Honeywell from (a) engaging in the general solicitation (whether by newspaper, trade publication or other periodical) of employees, so long as such solicitation is not directed specifically at employees of the Companies or their Subsidiaries, or (b) soliciting or hiring any such employee who has not been employed by the Purchaser or Sensata Technologies, B.V. or any of its Subsidiaries within the three-month period prior to their solicitation or hiring.

5.14 Non-Competition.

(a) For a period of three (3) years from the Closing Date, each of the Sellers and Honeywell agrees that it will not, and each will cause its Subsidiaries not to, directly or indirectly, whether as principal, agent, partner, officer, director, stockholder, employee, consultant or otherwise, alone or in association with any other Person, own, manage, operate, control, participate in, acquire more than 5% of (or the right to acquire more than 5% of) any class of voting securities of, perform services for, or otherwise carry on, a business which competes in the following product lines: circuit breakers for automotive, heavy vehicle and recreational vehicle applications; glass, plastic or metal enclosed circuit protection for direct sale to compressor OEM applications; glass or plastic enclosed thermal protectors for direct sale to lighting and small motor protection applications; metal enclosed bimetal protective devices set forth on Schedule 5.14(a); crash switches for fuel cut off and electrical circuit deactivation;

door unlock and battery cut off applications on automotive, commercial, heavy vehicle, and recreational vehicle applications; optical sunlight, twilight and combination sunlight twilight sensors for automotive applications; fog quality sensors for use in comfort systems on automobiles; optical encoders for steering and electronic stability applications on automobiles and trucks; non contact fuel level sensors for automotive, commercial, heavy vehicle, and recreational vehicle applications; ceramic filters for wireless applications in telecommunications industry; automotive air quality sensors for in cabin applications; Magnetostrictive torque sensors for automotive applications; ice and frost sensors for refrigeration applications; and thermal imaging occupancy detection sensors for front and back seat passenger qualification applications in automobiles (a “Competing Business”); provided that nothing in this Section 5.14 shall be deemed to limit in any way (i) the activities of Honeywell, the Sellers and their respective Affiliates with respect to component elements of any of the items included within the definition of a Competing Business, or (ii) the Shelby Business as conducted by Honeywell and its Affiliates as of the Closing Date. The restrictions set forth in this Section 5.14(a) shall not be construed to prohibit or restrict Honeywell, any Seller or any of their respective controlled Affiliates from acquiring any Person or business that engages in any Competing Business provided that (i) such activities do not constitute the principal activities of the Person or business to be acquired (based on the sales of such business during the preceding four (4) full calendar quarters) and (ii) if the Competing Business (x) constitutes at the time of acquisition by Honeywell or at any time until three (3) years from the Closing Date in excess of 5% of the revenues of the Person or business acquired, or (y) has at the time of acquisition by Honeywell or at any time until three (3) years from the Closing Date more than $25 million per fiscal year in revenue, Honeywell or Sellers, as applicable, will use its reasonable best efforts to divest that portion of such Person or business that engages in the Competing Business within 9 months after its acquisition of the Competing Business, and, if not possible within such period, as soon as practicable thereafter. Honeywell shall provide Purchaser with the exclusive opportunity to negotiate for a period of 60 days with Honeywell with respect to the possible acquisition by Purchaser of all or substantially all of the Competing Business prior to entering into any negotiations or discussions with another Person with respect to such divestiture, such 60-day period to commence on the date of the closing of any such acquisition by Honeywell of such Competing Business. If no definitive agreement for the sale of all or substantially all of the Competing Business has been executed by the Purchaser and Honeywell within such 60-day period, Honeywell shall have the right to take any and all actions necessary or appropriate to seek to consummate a sale of the Competing Business.

(b) Notwithstanding anything to the contrary in this Agreement, the prohibitions in Section 5.14(a) shall not apply to (i) any businesses or operations of Honeywell or Sellers or any of their respective Subsidiaries which are transferred to any third party (other than to a Subsidiary of Honeywell or any Seller) after the date hereof, or (ii) to any Subsidiaries of Honeywell or any Seller control of which is transferred to any third party (other than to a Subsidiary of Honeywell or any Seller) after the date hereof.

(c) Honeywell and the Sellers acknowledge and agree that the covenants contained in this Section 5.14 are a material and substantial part of the transactions contemplated hereby and are entered into in connection with, and as an inducement to, the acquisition by Purchaser of the Companies.

(d) Honeywell and the Sellers acknowledge and agree that the remedy at law for any breach, or threatened breach, of any of the provisions of this Section 5.14 will be inadequate and, accordingly, Honeywell and the Sellers covenant and agree that Purchaser shall, in addition to any other rights and remedies which Purchaser may have at Law, be entitled to equitable relief, including injunctive relief, and to the remedy of specific performance with respect to any breach or threatened breach of such covenant, as may be available from any court of competent jurisdiction. In addition, Honeywell, the Sellers and Purchaser agree that the terms of the covenant in this Section 5.14 are fair and reasonable in light of Purchaser’s plans for the FTCP Business and are necessary to accomplish the full transfer of the goodwill and other intangible assets contemplated hereby. In the event that any of the covenants contained in this Section 5.14 shall be determined by any court of competent jurisdiction to be unenforceable for any reason whatsoever, then any such provision or provisions shall not be deemed void, and the parties hereto agree that said limits may be modified by the court and that said covenant contained in this Section 5.14 shall be amended in accordance with said modification, it being specifically agreed by the parties that it is their continuing desire that this covenant be enforced to the full extent of its terms and conditions or if a court finds the scope of the covenant unenforceable, the court should redefine the covenant so as to comply with applicable Law.

5.15 Business Confidential Information.

(a) Honeywell and the Sellers acknowledge and agree that the books, records, data and other documents and confidential information concerning the FTCP Business and/or the products, services, customer development information (including customer and prospect lists), sales activities and procedures, promotional and marketing techniques, pricing, plans and strategies, financing, development and expansion plans and credit and financial data concerning customers and suppliers and other information of or to the extent relating to the FTCP Business, the Companies or any of their Subsidiaries are considered by Purchaser to be confidential, and in some cases are in the nature of trade secrets, and are valuable assets of the FTCP Business, access to and knowledge of which are essential to preserve the goodwill, customer relationships and ongoing business relationships of the FTCP Business for the benefit of Purchaser. Honeywell and the Sellers further agree that all knowledge and information described in the preceding sentence that is not in the public domain (unless such knowledge and information is in the public domain as a result of a breach of this or any other confidentiality agreement by Honeywell, the Sellers or any of their Affiliates) shall be considered confidential information (collectively, the “Business Confidential Information”). For the avoidance of doubt, the term Business Confidential Information shall not include information to the extent it (i) does not relate to the FTCP Business, (ii) becomes available to Honeywell, the Sellers or any of their Affiliates on a non-confidential basis from a source other the Companies or the Subsidiaries of the

Companies, provided that to Honeywell’s, the Sellers’ or any of their Affiliates’ knowledge such source is not bound by a confidentiality agreement with or similar obligation to the Purchaser, the Companies of any of their Subsidiaries with respect to such information, (iii) is independently developed by Honeywell, the Sellers or any of their Affiliates under circumstances not involving a breach of this Section 5.15, or (iv) is publicly disclosed pursuant to a lawful requirement or request from a Governmental Authority acting within its jurisdiction, or non-confidential disclosure is otherwise required by Law.

(b) Honeywell and the Sellers hereby agree that following the Closing Date they shall hold the Business Confidential Information in confidence and not use or disclose or cause or permit to be used or disclosed any of the Business Confidential Information for any reason or purpose whatsoever, except and to the extent any disclosure of Business Confidential Information is required by Law or appropriate court order and sufficient advance written notice thereof is provided to Purchaser to permit Purchaser to seek a protective order or other appropriate remedy. The provisions of this Section 5.15 shall expire on the fifth anniversary of the Closing.

5.16 Waiver of Conflicts and Attorney-Client Privilege. Purchaser hereby waives, on its own behalf, and agrees to cause the Companies and their respective Subsidiaries to waive (a) any conflicts that may arise in connection with any legal counsel that represents any of the Companies and/or any of the Subsidiaries of the Companies in connection with this Agreement (the “Current Representation”) undertaking after the Closing the representation of any current stockholder, officer, employee or director of any of the Companies or any of the Subsidiaries of the Companies (a “Post-closing Representation”) and (b) their rights of attorney-client privilege with respect to any communication between such counsel and any such stockholder, officer, employee or director, occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser on or following the Closing. The Sellers hereby acknowledge that nothing in the foregoing shall be construed to restrict certain advisors, including accountants and attorneys, that have represented and continue to represent the Sellers and their Subsidiaries from continuing to represent the Purchaser and its Affiliates, including in connection with the transactions contemplated by this Agreement, in accordance with the terms and conditions of any conflict waiver or similar documents entered into between the Sellers and such advisors.

5.17 Closing Cash Balance. Honeywell shall use its reasonable best efforts to cause all cash and cash equivalents held by any of the Companies or their Subsidiaries as of the Closing to be transferred to Honeywell or one or more of its Subsidiaries (other than the Companies and their Subsidiaries) prior to the Closing; provided, however, that to the extent any cash or cash equivalents held by any of the Companies or their Subsidiaries as of the Closing is not so transferred prior to the Closing, the amount of such cash and cash equivalents not so transferred shall be paid to Honeywell within 30 days after the Closing Date in accordance with the reasonable instructions of Honeywell as to the method of distribution of such cash or cash equivalents, and such payments shall be net of, or Sellers shall promptly reimburse the

Purchaser and its Affiliates (including the Companies and their Subsidiaries) for, any Taxes or other out-of-pocket costs and expenses incurred by such Persons in connection with such payment to Honeywell.

5.18 Sellers’ Marks. Except as expressly set forth herein, Purchaser, each of its Affiliates and its and their respective directors, officers, successors, assigns, agents, or representatives shall not register, or attempt to register, and shall not directly or indirectly use, in any fashion, including in signage, corporate letterhead, business cards, internet websites, marketing material and the like, or seek to register, in connection with any products or services anywhere in the world in any medium, any Intellectual Property that includes, is identical to or is confusingly similar to, any of the trademarks, service marks, domain names, trade names or other indicia of origin owned by the Sellers, including, but not limited to, the HONEYWELL mark (collectively, “Sellers’ Marks”), nor shall any of them challenge or assist any third party in opposing the rights of Sellers anywhere in the world in any such Intellectual Property. Subject to the restrictions set forth herein, Sellers hereby grant to Purchaser effective as of the Closing Date, a personal, nonexclusive, royalty-free license for six (6) months after the Closing Date, (i) to use the Sellers Marks on signage, marketing materials and other materials, in each case existing and owned by the Companies as of the Closing Date, and (ii) to use the Sellers’ Marks in tools, dies and molds acquired by Purchaser hereunder which carry one or more of the Sellers’ Marks to be cast, struck or molded into inventory and the inventory resulting from such use. Purchaser shall in any event phase out such use of such tools, dies and molds as soon as is reasonably practicable, and, in particular, shall if practicable remove the cast for such marks from each such tool, die or mold on the first occasion after the Closing Date when such tool, die or mold is refurbished. Such limited license shall terminate six (6) months after the Closing Date regardless of whether or not inventory branded with Sellers’ Marks remains in inventory of Purchaser and regardless of whether any tool, die or mold has been refurbished. All use of Sellers’ Marks as permitted hereunder shall inure to the benefit of Sellers.

5.19 The Settlement Agreement. Honeywell and Purchaser acknowledge and agree that Honeywell and certain of its Subsidiaries entered into the Settlement Agreement. From and after the Closing Date, Honeywell shall perform all obligations (including payment obligations) required to be performed by Honeywell or any of its Subsidiaries under the Settlement Agreement. Such obligations shall include, without limitation, the payment to Delphi France S.A.S. or Delphi Italia Automotive Systems S.r.l. of the amounts set forth under Section 1 of the Settlement Agreement. From and after the Closing Date, the Purchaser shall, and shall cause the Companies and their Subsidiaries (and their respective employees and representatives, as applicable) to, (i) deliver to Honeywell any and all notices or other correspondence received by the Purchaser, the Companies or any of their Subsidiaries regarding the Settlement Agreement and (ii) cooperate, at no cost or expense to Purchaser or its Subsidiaries, in good faith with Honeywell and its employees and representatives in connection with Honeywell’s performance of its obligations under the Settlement Agreement and this Section 5.19. Without limiting the generality of the foregoing and without liming the generality of Section 5.6, Purchaser shall and shall cause its Subsidiaries (including, after the Closing Date, the Companies and their Subsidiaries) to, (i) maintain all books, records and materials (in whatever form maintained, whether documentary, electronically stored or otherwise) pertinent to the Delphi Claim or Settlement Agreement unless and until Honeywell instructs otherwise, and (ii) provide Honeywell and its representatives, advisors and employees, reasonable access, upon reasonable advance notice to the FTCP facilities and all books, records and materials (in whatever form maintained, whether documentary, electronically stored or otherwise), employees and properties of the FTCP Business as may be reasonably required by Honeywell in connection with the matters relating to the Delphi Claim or the Settlement Agreement, and to make employees available as reasonably requested by Honeywell for depositions, interrogatories, court testimony and other legal inquiries and procedures associated with the Delphi Claim or the Settlement Agreement, with Sellers bearing any reasonable out-of-pocket expenses actually incurred and documented by Purchaser or its Subsidiaries and Affiliates in complying with this Section 5.19, in either case in a manner so as not to unreasonably interfere with Purchaser’s and its Subsidiaries’ business.

5.20 Dealing with and Voting on English Shares. For so long as the Sellers remain the registered holders of any of the Shares of a Company organized and existing under English law (the “English Shares”) after the Closing Date, the Sellers shall:

(a) not declare, set aside or pay any dividends or other distributions on the English Shares and to the extent any such dividends or distributions are paid, promptly transfer, or cause to be transferred, such dividends or distributions to Purchaser;

(b) transfer the English Shares as the Purchaser may require;

(c) exercise the voting power and all other rights and powers vested in the registered holder of the English Shares in such manner as the Purchaser may direct;

(d) if so requested by the Purchaser, execute all instruments of proxy or other documents which the Purchaser may reasonably require and which may be necessary or desirable to enable the Purchaser to attend and vote at any meeting, provided, however, that no Seller shall be required to take any action in respect of the English Shares which imposes at any time any burden or liability on any of the Sellers or Honeywell or any of their Subsidiaries and the Purchaser shall indemnify the Sellers, Honeywell and each of their Subsidiaries against all Losses which they may incur in connection with any such action.

5.21 Assigned Intellectual Property. Subject to the terms and conditions of this Agreement, at the Closing, Honeywell shall cause FT to sell, assign, transfer, convey and deliver to Purchaser all Assigned Intellectual Property free and clear of all Encumbrances, other than Permitted Encumbrances and to assign to Purchaser or terminate any license for Intellectual Property from the Companies or their Subsidiaries to the Sellers or their Subsidiaries, other than the Trademark License Agreement. Subject to the terms and conditions set forth in this Agreement and subject to obtaining any required consents under the Third Party License Agreements (as defined below and as set forth in Schedule 3.3), at the Closing Honeywell shall, and shall cause FT to, assign to Purchaser all of the rights, and Purchaser shall specifically assume all the obligations, of Honeywell and its Affiliates (other than the Companies and their Subsidiaries) under the agreements listed in Section 5.21 of the Disclosure Schedule (the “Third Party License Agreements”). If any consent required under any Third Party License Agreement for its assignment to Purchaser is not obtained at the time of the Closing, Sellers and Purchaser will cooperate in good faith to establish an arrangement reasonably satisfactory to Sellers and Purchaser under which (i) Purchaser would, to the fullest extent practicable and permitted under applicable Law and under the terms of such Third Party License Agreement, (a) obtain the rights and benefits (including prompt payment over to Purchaser of all monies received by Sellers or their Subsidiaries in connection with such Third Party License Agreement), and (b) assume the corresponding Liabilities and obligations thereunder (with any out-of-pocket incremental costs or expenses associated with any such arrangements to be borne 50% by Purchaser and 50% by Sellers), or (ii) Sellers would, to the fullest extent practicable and permitted under applicable Law and under the terms of such Third Party License Agreement, enforce, at the direction and for the benefit of Purchaser, all such rights and benefits with Purchaser assuming any all Liabilities that would have been assumed had the Third Party License Agreement been actually assigned to Purchaser as of the Closing Date. Sellers will continue after Closing to use reasonable efforts to obtain any such consents not obtained at Closing consistent with the standards set forth in Section 5.3, and promptly upon receipt of any such consent will transfer and assign such Third Party License Agreement to Purchaser without the payment by Purchaser of any additional consideration.

5.22 Exclusivity. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to Article VIII hereof and except for transactions solely among Honeywell and its Affiliates contemplated by the Reorganization, the Sellers shall not take, and shall cause the Companies and their Subsidiaries not to take, or permit any other Person on their behalf to, initiate or engage in discussions or negotiations with, or provide any information to, any Person (other than the Purchaser and its representatives) concerning any merger or recapitalization involving the Companies and the Subsidiaries, sale of Shares, any sale of all or substantially all of the assets of the FTCP Business or similar transaction involving the Companies and their Subsidiaries (other than sales of inventory in the ordinary course of business). The Sellers shall, and shall cause the Companies and their Subsidiaries and their officers, directors, agents and representatives to, terminate any and all negotiations or discussions with any third party regarding any proposal concerning any merger or recapitalization involving the Companies and the Subsidiaries, sale of Shares, any sale of all or substantially all the assets of the Companies and their Subsidiaries or other similar transaction. Honeywell shall, subject to any contractual limitations, notify Purchaser if any formal written offer for the purchase of all or substantially all of the FTCP Business is received by Honeywell from a third party.

5.23 Credit Facility. The Purchaser will take all reasonable action to maintain the Credit Facility and the availability of funds thereunder at all times prior to the Closing in an amount which, together with cash available to pay the Purchase Price, constitutes Sufficient Payment Resources, it being understood that the availability of Sufficient Payment Resources shall not in any event be a condition to the Purchaser’s obligation to consummate the transactions contemplated by this Agreement.

5.24 Certain Payments. Honeywell shall, and shall cause the Sellers to, within any contractually required period and, in any event within 30 days from the Closing Date, pay all of Sellers’, the Companies’ and the Subsidiaries’ obligations under employee benefit arrangements, employment agreements, retention agreements, or other similar arrangements, in each case as in effect immediately prior to the Closing Date, which come due as a result of the transactions contemplated hereby, including any stay or transaction bonuses.

5.25 Access. (a) As reasonably requested by the Purchaser, from the date hereof until the Closing, the Sellers shall provide the Purchaser with such financial and other information with respect to the Companies and their Subsidiaries, to the extent such information is reasonably available to Sellers or their Subsidiaries, and access to personnel of Honeywell or any of its Subsidiaries (including the Company and their Subsidiaries) and will use reasonable best efforts to provide access to Seller’s outside accountants and other advisors, subject to customary indemnification agreements and other customary requirements imposed by such accountants and other advisors, for the Purchaser to:

(i) identify assets of the Company and the Subsidiaries with a view towards granting security interests in such collateral after the Closing; and

(ii) consider whether the Purchaser will need to prepare audited financial statements of the Companies and the Subsidiaries in connection with any future offering memoranda, registration statement, or periodic report prepared by Purchaser or its Affiliates.

(b) From and after the Closing, the Sellers shall use reasonable best efforts to provide Purchaser and its representatives with such financial and other information relating to the Companies and their Subsidiaries, to the extent such information is reasonably available to Sellers or their Subsidiaries, and access to such personnel of Honeywell or any of its Subsidiaries (including the Companies and their Subsidiaries), and shall use reasonable best efforts to provide access to outside accountants and other advisors (subject to customary indemnification agreements and other customary requirements imposed by such accountants and other advisors), and shall otherwise reasonably cooperate with Purchaser, in each case as reasonably requested by Purchaser in order for the Purchaser to prepare and/or audit any financial statements with respect to the Companies and their Subsidiaries in connection with any future offering memoranda, registration statement, or periodic report prepared by Purchaser or its Affiliates. For the avoidance of doubt, the parties acknowledge and agree that the inability or failure, in whole or in part, of Purchaser to obtain any audited financial statements of the Companies shall not in and of itself constitute a breach of Seller’s obligations under this Section.

(c) Any such request and access shall be under reasonable circumstances after appropriate advance notice to Sellers and in a manner so as not to interfere unreasonably with the conduct of the Sellers’ business. All reasonable out-of-pocket expenses incurred by the Sellers or any of their Subsidiaries in connection with the above shall be paid, or reimbursed promptly following demand therefore, by Purchaser.

5.26 Continuation of Transition Services. Pursuant to and in accordance with the terms (including as to standard of care and limitation of liability) of the Transition Services Agreement entered into by Honeywell and FTSA Holdings Limited on May 19, 2006, Purchaser shall cause First Technology Domincana, S.A., after the Closing, to continue to provide the services of Pravin Imrith to Western Business Incorporated SA until May 19, 2007, in exchange for Honeywell promptly paying to First Technology Dominicana S.A. any and all amounts payable under the Transition Services Agreement in respect of the provisions of such services not otherwise paid to the Companies or their Subsidiaries; provided that if Pravin Imrith ceases to be employed by Purchaser or any of its Affiliates prior to May 19, 2007, Purchaser shall, from the date such employment is terminated, have no further obligation pursuant to this Section 5.26 other than to discuss in good faith with Honeywell alternative arrangements to provide comparable services to Western Business Incorporated SA until May 19, 2007.

5.27 Listed Patents; Other Assigned Intellectual Property.

(a) With respect to the patents listed in Section 5.27 of the Disclosure Schedule (the “Listed Patents”), Sellers will, as promptly as practicable following the execution of this Agreement, review in good faith the Listed Patents for the purpose of determining whether any Company or any of their Subsidiaries owns such Listed Patents (with respect to any Listed Patent, an “Affirmative Determination”). The parties agree that, within 5 days after Sellers complete their review of all Listed Patents (and in any event at least 10 days prior to the Closing), Section 3.8(a)(i) of the Disclosure Schedule will be amended, effective as of the date hereof, to include those Listed Patents, if any, as to which an Affirmative Determination may reasonably be verified on the basis of information available to the parties (together with such information as to jurisdiction, serial number and/or filing date, registration number and/or registration date and current ownership); provided, however, in the case of any Listed Patent as to which an Affirmative Determination has been made, Sellers may include such exceptions and qualifications to the representations and warranties set forth in Section 3.8 solely with respect to such Listed Patent as Sellers reasonably determine are appropriate based on the information available to the parties, it being understood that the form of disclosure with respect to any such exceptions or qualifications will be reasonably consistent with corresponding disclosures in the Disclosure Schedule. The Purchaser agrees and acknowledges that nothing in this Section 5.27(a) shall require Sellers to agree to any Affirmative Determination as to any Listed Patent to the extent such Affirmative Determination cannot in good faith be reasonably verified on the basis of information available to the parties.

(b) As soon as practicable after the execution of this Agreement, Purchaser and Sellers agree in good faith to amend both Section 3.8(a)(ii) of the Disclosure Schedule and the exhibits to the form of Intellectual Property Assignment attached as Exhibit C to the Agreement to include domain names and other additional registered Intellectual Property, if any, in each case to the extent included within the definition of Assigned Intellectual Property (collectively, “Other Assigned Intellectual Property”); provided, however, Sellers may include such exceptions and qualifications to the representations and warranties set forth in Section 3.8 solely with respect to the Other Assigned Intellectual Property as Sellers reasonably determine are appropriate based on the information available to the parties, it being understood that the form of disclosure with respect to any such exceptions or qualifications will be reasonably consistent with corresponding disclosures in the Disclosure Schedules. The Purchaser agrees and acknowledges that nothing in this Section 5.27(b) shall require Sellers to agree to include any Other Assigned Intellectual Property on Section 3.8(a)(ii) of the Disclosure Schedule or the exhibit to the Intellectual Property Assignment to the extent it cannot in good faith be reasonably verified on the basis of information available to the parties that such Other Assigned Intellectual Property is included within the definition of Assigned Intellectual Property.

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to Obligations of Sellers and Purchaser. The respective obligations of each Seller, on the one hand, and Purchaser, on the other hand, to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on the Closing Date, of each of the following conditions:

(a) there shall not be in effect any Governmental Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and no suit, action or other proceeding shall be pending before any court or Governmental Authority that would reasonably be expected to result in any such Governmental Order; and

(b) any required waiting periods (including any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have terminated or expired and any required clearances, approvals or confirmations of the transactions contemplated by this Agreement shall have been obtained pursuant to any other foreign merger control or foreign investment clearances required by Law to be obtained before Closing shall have been received.

6.2 Additional Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part in its sole discretion):

(a) the representations and warranties of the Sellers contained in Article III of this Agreement (without giving effect to any Business Material Adverse Effect, or materiality qualifiers therein) shall be true and correct on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date, except to the extent that any failures of such representations and warranties to be so true and correct would not individually or in the aggregate result in a Business Material Adverse Effect, and the representation in Section 3.6(b) shall be true and correct as of the Closing Date;

(b) The Sellers shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date;

(c) Purchaser shall have received a certificate of an officer of each Seller that the conditions set forth in paragraphs (a) and (b) above have been satisfied; and

(d) Honeywell shall have executed and delivered the Trademark License Agreement substantially in the form attached as Exhibit B (the “Trademark License Agreement”) and the Intellectual Property Assignment and each such agreement shall remain in full force and effect.

6.3 Additional Conditions to Obligations of Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by the Sellers in whole or in part in their sole discretion):

(a) the representations and warranties of Purchaser contained in Article IV of this Agreement shall be true and correct on the date hereof and on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date, except to the extent that any failures of such representations and warranties to be so true and correct would not result in a Purchaser Material Adverse Effect;

(b) Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c) Honeywell shall have received a certificate of an officer of Purchaser that the conditions set forth in paragraphs (a) and (b) above have been satisfied; and

(d) Purchaser shall have executed and delivered the Trademark License Agreement and the Intellectual Property Assignment and each such agreement shall remain in full force and effect.

ARTICLE VII

CERTAIN TAX MATTERS

7.1 Tax Returns. Except as otherwise provided in Section 7.5:

(a) Honeywell and Sellers shall prepare and file or cause to be prepared and filed when due (i) all income Tax Returns that are required to be filed by or with respect to the Companies and their Subsidiaries for Tax periods ending on or before the Closing Date and (ii) all non-income Tax Returns that are due on or before the Closing Date, and, except as otherwise required by applicable Law, Honeywell and Sellers shall prepare such Tax Returns in a manner consistent with past practice and shall remit or cause to be remitted all Taxes shown due on such Tax Returns (subject to Sellers’ right to reimbursement from Purchaser for any such Taxes for which Sellers do not indemnify Purchaser under Section 7.4); and

(b) Purchaser shall prepare and file or cause to be prepared and filed when due (i) all income Tax Returns that are required to be filed by or with respect to the Companies and their Subsidiaries for Tax periods ending after the Closing Date (other than Tax Returns with respect to periods for which a consolidated, unitary or combined Tax Return of Sellers or any Subsidiary of any Seller other than the Companies or their Subsidiaries will include any of the Companies or their Subsidiaries) and (ii) all non-income Tax Returns that are due after the Closing Date, and, except as otherwise required by applicable Law, Purchaser shall prepare such Tax Returns that relate to a Tax period that ends prior to or includes the Closing Date in a manner consistent with past practices and shall remit or cause to be remitted any Taxes due in respect of such Tax Returns (subject to Purchaser’s right to reimbursement from Sellers for any such Taxes for which Sellers indemnify Purchaser under Section 7.4).

(c) Following the Closing Date, neither party shall file any amended Tax Return (unless required by any Governmental Authority) relating to the Purchased Entities for Tax periods ending on or before the Closing Date, without the prior written consent of the other party (which consent shall not be unreasonably withheld).

7.2 Cooperation on Tax Matters; Contests.

(a) Purchaser and Sellers shall cooperate in good faith, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Article VII and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser and Sellers each agree (i) to retain all books and records in its possession with respect to Tax matters pertinent to the Companies and their Subsidiaries relating to any taxable period of the Companies and their Subsidiaries beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the other party, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, to allow the other party to take possession of such books and records.

(b) Purchaser and Sellers further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(c) With respect to any Tax Return described in Section 7.1(b) as to which an amount of Tax is allocable to, or would otherwise be borne by, Honeywell, Sellers or any of their Subsidiaries (other than the Companies or their Subsidiaries), Purchaser shall provide Honeywell and Sellers with a copy of such completed Tax Return (including all necessary supporting schedules and information) at least 30 days prior to the due date (including any extension thereof) for the filing of such Tax Return, and Honeywell and Sellers and their authorized representatives shall have the right to review and comment on such Tax Return (including any supporting schedules or information) prior to the filing of such Tax Return. Any such comments shall be provided to Purchaser at least 10 days prior to such due date.

(d) With respect to any Tax Return described in Section 7.1(a) as to which an amount of Tax is allocable to, or would otherwise be borne by, Purchaser, the Companies or their Subsidiaries, Honeywell and Sellers shall provide Purchaser with a pro forma draft of the portion of such Tax Return (including all necessary supporting schedules and information) reflecting only the tax items of the Companies or such Subsidiaries of the Companies, as the case may be, at least 30 days prior to the due date (including any extension thereof) for the filing of such Tax Return, and Purchaser and its authorized representatives shall have the right to review and comment on such Tax Return (including any supporting schedules or information) prior to the filing of such Tax Return. Any such comments shall be provided to Honeywell at least 10 days prior to such due date. Purchaser shall at its own cost and expense fully and accurately complete and submit any Tax data packages required by Honeywell or Sellers within the time periods established by the Tax Department of Honeywell reasonably consistent with past practices.

(e) Each party shall have the right to conduct and control in its sole and absolute discretion any audit or dispute with any Taxing Authority relating to any Tax Returns it has the responsibility to file pursuant to this Article VII; provided that (i) Honeywell and the Sellers shall consult with Purchaser on the handling of any audit or dispute involving a Tax Return the Sellers have the responsibility to file pursuant to

Section 7.1(a) if such audit or dispute would be reasonably expected to result in an increase in Tax liability of the any of the Companies or their Subsidiaries, and Honeywell and the Sellers shall not settle any such audit or dispute without the consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, and (ii) Purchaser shall consult with Honeywell and the Sellers on the handling of any audit or dispute involving a Tax Return Purchaser has the responsibility to file pursuant to Section 7.1(b) if such audit or dispute would be reasonably expected to result in an increase in Tax liability of Honeywell or the Sellers or any company that files a consolidated federal income Tax Return together with Honeywell or the Sellers (and any state, local or foreign consolidated, unitary or combined Tax Return), or in any liability for which Honeywell and the Sellers have agreed to indemnify Purchaser pursuant to Section 7.4, and Purchaser shall not settle any such audit or dispute without the consent of Honeywell, which consent shall not be unreasonably withheld, conditioned or delayed.

7.3 Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving the Companies and their Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, the Companies and their Subsidiaries shall not be bound thereby or have any liability thereunder.

7.4 Tax Indemnifications.

(a) Honeywell and the Sellers shall be liable for, and shall indemnify and hold Purchaser, the Companies and their Subsidiaries harmless against all Taxes imposed on any member of any Affiliated Group with which the Companies or their Subsidiaries files or filed a Tax Return on a consolidated, combined or unitary basis for a taxable year (of a Company or any Subsidiary thereof) beginning before the Closing Date and for which any Company or Subsidiary thereof is liable pursuant to Treas. Reg. 1.1502-6 or a comparable provision of state, local or foreign Law, solely as a result of its inclusion in such a consolidated, combined or unitary Tax Return.

(b) Honeywell and the Sellers shall be liable for, and shall indemnify and hold harmless the Purchaser, the Companies and their Subsidiaries against, all of the following Taxes (except to the extent specifically reflected as a liability in the computation of Final FTCP Net Working Capital): (i) Taxes imposed on the Companies and their Subsidiaries with respect to taxable periods of the Companies and their Subsidiaries ending on or before the Closing Date; and (ii) with respect to taxable periods beginning before the Closing Date and ending after the Closing Date (the “Straddle Period”), Taxes imposed on the Companies and their Subsidiaries which are allocable, pursuant to Section 7.4(c), to the portion of such period ending on the Closing Date.

(c) In the case of Taxes that are payable with respect to the Straddle Period, the portion of any such Tax that is allocable to the portion of the Straddle Period ending on the Closing Date shall be:

(i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement), deemed equal to the amount which would be payable if the taxable year ended on the Closing Date; provided, however, any items determined on an annual or periodic basis (including amortization and depreciation deductions) shall be allocated to the portion of the Straddle Period ending on the Closing Date by multiplying such amounts by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period; and

(ii) in the case of Taxes other than those Taxes described in paragraph (i), deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this Section 7.4(c) taking into account the type of the Tax to which the refund relates. In the case of any Tax based upon or measured by capital (including net worth or long term debt) or intangibles, any amount thereof required to be allocated under this Section 7.4(c) shall be computed by reference to the level of such items on the Closing Date. All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practice of the Company.

(d) Honeywell and the Sellers shall be entitled to any credit or refund of Taxes of the Companies and their Subsidiaries (i) for any taxable period ending on or prior to the Closing Date, or (ii) which are allocable, pursuant to Section 7.4(c), to the portion of a Straddle Period ending on the Closing Date, except to the extent any such credit or refund of Taxes (x) is specifically reflected as an asset in the computation of Final FTCP Net Working Capital, (y) results in any amount of Tax that Honeywell and the Sellers are not required to indemnify the Purchaser for under this Agreement, or (z) arises as a result of the carryback of a loss or credit from a loss from a Tax period beginning after the Closing Date (unless the carryback is to a consolidated federal income Tax Return of Honeywell or any state, local or foreign consolidated, unitary or combined Tax Return that includes Honeywell or any of its Affiliates). For the avoidance of doubt, the Purchaser, the Companies and their Subsidiaries shall be entitled to waive any carryback of a loss or credit from a Tax period beginning after the Closing Date to the extent permitted by Tax Law. If any of the Companies or their Subsidiaries have losses for any Tax period (or portion thereof) ending on or prior to the Closing Date, Honeywell and its Affiliates shall be entitled to use such losses to reduce their own income by including the Companies or their Subsidiaries in consolidated, combined or unitary Tax Returns, by surrendering such losses (UK group relief) or as otherwise permitted by applicable Law. Notwithstanding anything to the contrary contained in this Agreement, Honeywell and the Sellers make no representation, warranty or guaranty that any of the Companies or their Subsidiaries have or will have any Tax losses or Tax credits for any Tax period (or portion thereof) ending on or before the Closing Date that will carry forward to any Tax period (or portion thereof) beginning on or after the Closing Date.

(e) The parties agree that, because the calculation of Final FTCP Net Working Capital is made as of the close of business on the day prior to the Closing Date, for purposes of this Article VII, all activities of the Companies and the Subsidiaries that occur on the Closing Date but are not reflected in the determination of Final FTCP Net Working Capital, and all Tax consequences thereof, shall be considered to have occurred in the taxable period (or portion of a Straddle Period) beginning on the day after the Closing Date.

7.5 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Ancillary Agreements (but excluding any of the foregoing to the extent resulting solely from the Reorganization, all of which shall be borne by the Sellers), shall be borne 50% by Purchaser and 50% by Sellers. Purchaser shall promptly file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time before the Closing Date as follows:

(a) by mutual written consent of Honeywell and Purchaser;

(b) by Honeywell or Purchaser on or after April 30, 2007 if the Closing shall not have occurred by the close of business on such date, provided that the breach by the terminating party in any material respect of any of its covenants or other obligations hereunder shall not be the principal cause of the failure of the Closing to occur by such date; and

(c) by Honeywell or Purchaser if there shall be in effect a final nonappealable Governmental Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

8.2 Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant to this Article VIII, this Agreement (other than as set forth in the first sentence of Section 5.4(a), Section 5.5, Section 5.8, Section 8.2, Section 10.2, Section 10.8 and Section 10.9) shall become void and of no effect with no liability on the part of any party hereto (or any of its Affiliates or representatives); provided, however, no such termination shall relieve any party hereto from any liability for damages resulting from any willful and intentional breach of this Agreement.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

9.1 Survival of Representations, Warranties and Agreements. The representations and warranties of the parties contained in Articles III and IV shall, subject to the last sentence of this Section 9.1, terminate on the date that is one (1) year after the Closing Date, except that the representations and warranties contained in Section 3.2, the first two sentences of each of Sections 3.4(a) and 3.4(b), Section 3.20, Section 3.22, Section 4.2, Section 4.7, Section 4.8 and Section 4.9 shall survive indefinitely following the Closing, the representations and warranties in Section 3.11 shall survive for three (3) years after the Closing, and the representations and warranties contained in Section 3.7 shall survive the Closing until 60 days following the expiration of the applicable statute of limitations (including any extensions). All covenants and agreements contained herein which by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms. All covenants and agreements contained herein which by their terms contemplate full performance at or prior to Closing shall terminate upon Closing, except that claims for indemnification in respect of any breach thereof shall survive until the date that is one (1) year after the Closing Date. The period of time a representation or warranty or covenant or agreement survives the Closing pursuant to this Section 9.1 shall be the “Survival Period” with respect to such representation or warranty or covenant or agreement. In the event notice of any claim for indemnification under this Article IX shall have been given within the applicable Survival Period and such claim has not been finally resolved by the expiration of such Survival Period, the representations or warranties or covenants or agreements that are the subject of such claim shall survive, but only to the extent of and in the amount of the claim as made prior to the expiration of the Survival Period, until such claim is finally resolved.

9.2 Indemnification. Subject to the terms, conditions and limitations set forth in this Article IX, from and after the Closing Date:

(a) Honeywell shall indemnify and hold harmless Purchaser and its Affiliates (including after the Closing the Companies and their Subsidiaries) and each of their respective officers, directors, members, partners, managers and employees (collectively, the “Purchaser Indemnified Parties”) from and against (i) any and all court assessed damages, attorneys’ fees and other out-of-pocket costs or other Losses incurred by FTCP or any other Purchaser Indemnified Party pursuant to any litigation relating to, or otherwise arising out of, the Delphi Claim or any failure of Honeywell to satisfy any of its obligations under the Settlement Agreement (or Section 5.19 of this Agreement) , (ii) any Losses that are imposed on or incurred by the Purchaser Indemnified Parties arising out of (A) any breach of any representation or warranty made by Honeywell and the Sellers in this Agreement (or Third Party Claim relating thereto that if successful would constitute such a breach), or (B) any failure to perform any covenant or agreement of Honeywell or the Sellers set forth in this Agreement, and (iii) any Losses or liabilities that are imposed on or incurred by the Purchaser Indemnified Parties arising out of or pursuant to or in connection with (A) any benefit plan, program or arrangement that is not a Company Plan, (B) any ERISA Group Liability arising prior to Closing, (C) Seller’s UK DB Scheme, Seller’s UK DC Scheme and any other occupational pension scheme (as defined for the purposes of the UK Pension Schemes Act 1993) which relates to UK employees and former UK employees of the Companies and any associated or connected entities (as defined for the purposes of the UK Pensions Act 2004), (D) the liabilities relating to the CEO of FT that are retained solely by Sellers as described in Section 5.10(d), (E) the matter listed on Section 3.12(b)(iii) of the Disclosure Schedule only to the extent of Losses exceeding $25,000, (F) Losses arising out of the matter Listed in Item 4 of Section 3.9 of the Disclosure Schedule only to the extent not fully covered by proceeds from insurance, (G) any Indebtedness of the Companies or any of their Subsidiaries outstanding immediately prior to the Closing that is owed to any Person other than the Companies or their Subsidiaries and that is not discharged or otherwise extinguished on or prior to the Closing by Honeywell and (H) the matters described on Schedule 9.2(a)(iii)(H).

(b) Purchaser shall indemnify and hold harmless Honeywell and its Affiliates (other than the Companies and their Subsidiaries) and each of their respective officers, directors, members, partners, managers and employees (collectively, the “Seller Indemnified Parties”) from and against any Losses that are imposed on or incurred by Seller Indemnified Parties arising out of (i) any breach of any representation or warranty made by Purchaser in this Agreement (or Third Party Claim relating thereto that if successful would constitute such a breach), (ii) any failure to perform any covenant or agreement of Purchaser set forth in this Agreement and (iii) any obligations specifically assumed by Purchaser under Section 5.10.

(c) For purposes of determining whether a breach or a violation of any representation or warranty in this Agreement has occurred, each representation or warranty in this Agreement will be read and construed to include all materiality, “in all material respects”, Material Adverse Effect and other qualifiers expressly set forth in the applicable representation or warranty. However, the determination of the amount of a Loss resulting from a breach of any representation or warranty of Sellers contained in this Agreement shall be made by disregarding and not giving effect to any qualifiers as to “Business Material Adverse Effect”, “materiality”, “material Loss” or “in all material respects”, or words of similar import, or, in the case of Section 3.6(c), the dollar threshold used in such representation or warranty, and instead interpreting such representation or warranty as if such terms were deleted.

9.3 Indemnification Procedures.

(a) In order for a party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Article IX in respect of a claim made against the Indemnified Party by any Person who is not a party to this Agreement (a “Third-Party Claim”), such Indemnified Party must notify the indemnifying party hereunder (the “Indemnifying Party”) in writing of the Third-Party Claim promptly following receipt by such Indemnified Party of notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim, other than those notices and documents separately addressed to the Indemnifying Party.

(b) The Indemnifying Party will have the right to defend against, negotiate, settle or otherwise deal with any Third-Party Claim which relates to any Losses indemnifiable hereunder and to select counsel of its choice; provided that, unless otherwise expressly agreed in writing by the Indemnified Party, the Indemnifying Party shall only be entitled to control the defense of the Third Party Claim if (i) the Indemnifying Party shall acknowledge in writing its obligation to indemnify the Indemnified Party for any and all Losses thereto (subject to all the provisions set forth in this Agreement), (ii) the Third Party Claim does not seek to impose on the Indemnified Party injunctive or other non-monetary relief, (iii) the Third Party Claim does not involve any material customer or material supplier of the Indemnified Party or any executive officer or key employee of the Indemnified Party, and (iv) at the time the Indemnifying Party receives notice of the Third Party Claim, as a result of the application of the Cap as set forth in Section 9.4(a), the indemnification payments reasonably expected to be made by the Indemnifying Party in respect of such Third Party Claim are less than the reasonably expected indemnifiable Loss of the Indemnified Party as a result of such Third Party Claim. If the Indemnifying Party is not entitled to as a result of clauses (i), (ii), (iii) or (iv) of the previous sentence, or does not within 30 days of its receipt of notice of a Third-Party Claim pursuant to Section 9.3(a) elect to or otherwise fails to defend against or negotiate any Third-Party Claim which relates to any Losses indemnifiable hereunder, the applicable Indemnified Party may defend against, negotiate, settle or otherwise deal with such Third-Party Claim except that, in the event the Indemnifying Party is not entitled to defend against, negotiate, settle or otherwise deal with such a Third Party Claim as a result of the application of clauses (i), (ii), (iii) or (iv) of the previous sentence, the Indemnifying Party shall have the right to participate in the defense of any such Third Party Claim, at its own cost and expense, and in no event will the Indemnified Party have the right to settle any such Third Party Claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld. If the applicable Indemnified Party defends any Third-Party Claim, then the Indemnifying Party shall promptly reimburse the applicable Indemnified Party for the out-of-pocket costs (including reasonable attorneys’ fees and expenses) incurred in connection with the investigation, defense and/or settlement of any such Third-Party Claim upon submission of periodic bills. If the Indemnifying Party assumes the defense of any Third-Party Claim, the applicable Indemnified Party may participate, at its own expense, in the defense of such Third-Party Claim; provided, however, that such applicable Indemnified Party will be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of counsel to the applicable Indemnified Party, a conflict or potential conflict exists between the applicable Indemnified Party and the Indemnifying Party that would make such separate representation advisable; provided, further, that Indemnifying Party will not be required to pay for more than one (1) such counsel for all Indemnified Parties in connection with any Third-Party Claim; and provided, further, that in any Third Party Claim where an Indemnified Party is not controlling the defense and which involves any customer or supplier of the Companies or the Subsidiaries, such participation shall include the right of the Indemnified Party to engage in direct discussions with the other parties to the Third Party Claim, including discussions concerning the claim and potential resolution thereof, subject to paragraph (c) below and subject to the following two sentences. Notwithstanding anything herein to the contrary, the participation of the Indemnified Party in any discussion relating to the Third Party Claim shall not alter any of the rights of the controlling party to control and direct the defense of such Third Party Claim, including the right to accept or reject any resolution proposed by the non-controlling party in such controlling party’s sole discretion. In connection with any discussions by an Indemnified Party with any parties to a Third Party Claim, such Indemnified Party shall, and in the case of a Purchaser Indemnified Party the Purchaser hereby agrees to cause such Indemnified Party to (i) fully disclose to all other parties that (a) the non-controlling party is acting on its own behalf and not as a representative of the controlling party, and (b) the non-controlling party is not authorized to agree to any settlement with respect to such Third Party Claim; and (ii) keep confidential any non-public information relating to the Companies, the Subsidiaries or the Third-Party Claim.

(c) If the Indemnifying Party chooses to defend or prosecute a Third-Party Claim, the Indemnified Party shall (and shall cause the applicable Indemnified Parties to) cooperate in the defense or prosecution thereof at reasonable times upon reasonable notice and without undue disruption of the Indemnified Party’s business, and the Indemnified Party’s actual out-of-pocket costs in such cooperation shall be indemnifiable Losses hereunder, except that the Indemnifying Party shall not be obligated to make any payments with respect to fees and expenses of counsel retained by the Indemnified Party so long as the Indemnifying Party continues to defend such Claim. If the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall (and shall cause the applicable Indemnified Parties to) agree to any settlement, compromise or discharge of a Third-Party Claim that the Indemnifying Party may recommend and that (i) by its terms unconditionally obligates the Indemnifying Party (or its Affiliates) to pay the full amount of the liability in connection with such Third-Party Claim, (ii) does not require any payment or other action by any Indemnified Party, and (iii) unconditionally releases all Indemnified Parties in connection with such Third-Party Claim. If the Indemnifying Party elects not to assume the defense of a Third-Party Claim, the applicable Indemnified Parties shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (which shall not be unreasonably withheld or delayed).

(d) In the event any Indemnified Party has a claim against any Indemnifying Party under this Article IX that does not involve a Third-Party Claim, the Indemnified Party shall deliver notice of such claim to the Indemnifying Party promptly following the Indemnified Party becoming aware of the same. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party under this Article IX, except to the extent that the Indemnifying Party has been actually prejudiced by such failure.

9.4 Indemnification Limitations. (a) In no event shall Honeywell be liable for indemnification pursuant to Section 9.2(a)(ii)(A) (other than in respect of the representations and warranties in Sections 3.2, the first two sentences of each of Sections 3.4(a) and 3.4(b), 3.7, and 3.20 (the “Excluded Representations”)) unless and until the aggregate amount of all Losses with respect to Section 9.2(a)(ii)(A) that are imposed on or incurred by the Purchaser Indemnified Parties exceeds nine hundred thousand dollars ($900,000) (the “Threshold Amount”), in which case the Purchaser Indemnified Parties shall be entitled to indemnification for all Losses from the first dollar, including both the Threshold Amount and any amounts in excess thereof. Notwithstanding anything herein to the contrary, Honeywell shall not (x) be required to make payments for indemnification pursuant to Section 9.2(a)(ii)(A) (other than in respect of Section 3.2, the first two sentences of each of Sections 3.4(a) and 3.4(b), Section 3.7 and Section 3.20) in an aggregate amount in excess of nine million dollars ($9,000,000) (the “Cap”), or (y) be liable for indemnification with respect to any Loss by the Purchaser Indemnified Parties pursuant to Section 9.2(a)(ii)(A) (other than in respect of the Excluded Representations) to the extent such Loss and all Losses arising out of the same facts and circumstances are, in the aggregate, less than $15,000 (each, a “De Minimis Loss”) and such Losses shall be disregarded and shall not be aggregated for purposes of the Threshold Amount unless and until such Losses arising out of the same facts or circumstances exceed the De Minimis Loss amount. Purchaser shall not be required to make payments for indemnification pursuant to Section 9.2(b)(i) in an aggregate amount in excess of the Cap.

(b) In calculating amounts payable to an Indemnified Party hereunder, the amount of any indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made or could be made under any other representation, warranty, covenant, or agreement and shall be computed net of (i) payments actually received by the Indemnified Party under indemnification agreements or arrangements with third parties or under any insurance policy with respect to such Losses (after deduction for any cost of collection, deductible, retroactive premium adjustment, reimbursement obligation or other cost or expense directly related thereto) (each, a “Collateral Source”), (ii) any prior recovery by the Indemnified Party from any Person with respect to such Losses and (iii) any Tax benefit actually received by any Indemnified Party with respect to such Losses, but increased by the amount of any Tax detriment actually paid by any Indemnified Party as a result of such party’s receipt of the indemnification payment with respect to such Loss. In the event of any indemnification claim paid, Honeywell may, in its sole discretion, require any Indemnified Party to grant to Honeywell an assignment of the right of such Indemnified Party to assert a claim against any Collateral Source. If the amount to be netted hereunder from any payment required under Article IX or Article VII is determined after payment of any amount otherwise required to be paid to an Indemnified Party under this Article IX or Article VII the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Responsible Parties would not have had to pay pursuant to this Article IX or Article VII had such determination been made at the time of such payment.

(c) Subject to the other provisions of this Section 9.4, but notwithstanding any other provision of this Agreement, in no event shall Honeywell, the Sellers or Purchaser be liable for any punitive damages, except to the extent such damages are payable to an unaffiliated third party.

(d) Notwithstanding anything else contained in this Agreement to the contrary, after the Closing, indemnification and specific performance pursuant to the provisions of this Article IX and Article VII and Section 5.14(d) shall be the sole and exclusive remedy of the parties with respect to any and all claims arising out of or in connection with this Agreement and the transactions contemplated hereby, including in respect of any misrepresentation or breach of any warranty, covenant or other provision contained in this Agreement or in any certificate delivered pursuant hereto. Without limiting the generality or effect of the foregoing, as a material inducement to the other parties hereto entering into this Agreement, Purchaser hereby waives, from and after the Closing, any claim or cause of action, known and unknown, foreseen and unforeseen, which it or any of its Affiliates may have against the other parties hereto, including without limitation under the common law or federal or state securities laws, trade regulation laws or other laws (including any relating to Tax, environmental, real estate or employee matters), by reason of this Agreement and the transactions provided for herein, except for claims or causes of action brought under and subject to the terms and conditions of the provisions contained in this Article IX and Article VII and Section 5.14(d). All payments made pursuant to this Article IX and Article VII shall be made by Sellers to Purchaser or by Purchaser to Sellers, as the case may be, and shall be deemed to be adjustments to the Purchase Price. Notwithstanding anything to the contrary herein, nothing in this Section 9.4 will limit any claim by a Purchaser Indemnified Party for fraud which shall, in any case, be subject to the provisions of Sections 3.22, 4.7, 10.8 and 10.9 of this Agreement.

(e) Notwithstanding any other provision of this Agreement, in no event shall Honeywell or the Sellers be liable for any Losses related to any breach or inaccuracy of any representation or warranty contained in Section 3.11 (Environmental Matters) to the extent such Loss or Losses constitute a Purchaser Environmental Liability. For purposes of this paragraph, a “Purchaser Environmental Liability” shall be any Loss or Losses that: (i) arise from any action that causes, or any negligent or intentional action that exacerbates, any environmental condition or noncompliance with Environmental Laws (including any Management of any Materials of Environmental Concern) by any of the Purchaser Indemnified Parties or the Companies and their Subsidiaries after Closing, including, without limitation, any negligent or intentional failure to comply with any Environmental Law; (ii) solely with respect to Liability for the conduct of environmental remedial actions, are not required pursuant to any Environmental Law, imposed as a result of a Third-Party Claim or necessary to address conditions of contamination exceeding applicable remedial standards; (iii) are required by a cleanup or remediation standard for the Property other than an industrial standard (or a commercial standard, if applicable to such Property as of the Closing Date); or (iv) are detected or caused by any Voluntary Environmental Investigation. For purposes of this paragraph, (i) “Management” means generation, production, handling, distribution, processing, storage, treatment, transportation, recycling, reuse and/or disposal, as those terms are defined in any Environmental Law, and (ii) “Voluntary Environmental Investigation” means any environmental sampling or testing of soil or groundwater at any Property except to the extent Purchaser reasonably believes such sampling or testing is (A) required by any Environmental Law or Governmental Authority, (B) reasonably conducted in response to a Third Party Claim asserting Liability for any environmental condition at any Property, (C) conducted by the Sellers in performance of their respective obligations herein, (D) necessary in connection with a due diligence review for any sale, conveyance or financing transaction involving any Property based upon findings from a Phase I environmental site assessment, (E) required for the bona fide construction, expansion, demolition, repair, maintenance, or closure by or on behalf of the Companies or their Subsidiaries of any structures or operations at any Property in the ordinary course of business and to the extent such sampling or testing is consistent with industry practice, or (F) required to respond to material facts indicating a potentially significant risk to human health or the environment.

(f) Sellers and Purchaser acknowledge and agree that the other parties would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached, so that a party shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof. In particular, the parties acknowledge that the FTCP Business is unique and recognize and affirm that in the event that the Sellers breach this Agreement, money damages would be inadequate and Purchaser would have no adequate remedy at law, so that the Sellers’ shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the Sellers’ obligations hereunder not only by action for damages but also by action for specific performance, injunctive, and/or other equitable relief.

(g) For the avoidance of doubt, the parties hereto agree that, to the extent any particular Loss or part of a Loss suffered by a Purchaser Indemnified Party would constitute a breach of a representation and warranty of Sellers hereunder and would also be specifically indemnifiable by the Sellers under Section 7.4 or Section 9.2(a)(i), (ii)(B), or (iii), then such particular Loss or part of a Loss, as applicable, shall be treated as being indemnifiable under such specific provision rather than under Section 9.2(a)(ii)(A).

ARTICLE X

MISCELLANEOUS

10.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (a) on the date of delivery if delivered personally, or by telecopy or facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth business day following the date of mailing if delivered by registered or certified mail return receipt requested, postage prepaid and shall be delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested), sent by overnight courier or sent by telecopy, to the applicable party at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

(a)	if to Honeywell or any Seller:

Honeywell International Inc. 101 Columbia Road P.O. Box 4000 Morristown, New Jersey 07962-2487 Attention: General Counsel and Senior Vice President
Telecopy No.: (973) 455-4217

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Attention: Michael E. Gizang, Esq. Telecopy No.: (212) 735-2000

(b)	if to Purchaser:

Sensata Technologies, Inc. 529 Pleasant Street Attleboro, MA 02703
Attention: Chief Executive Officer
General Counsel

with a copy to:

Kirkland & Ellis LLP 200 East Randolph Drive Chicago, IL 60621
Attention: Matthew E. Steinmetz, P.C. Jeffrey W. Richards

10.2 Certain Definitions; Interpretation.

(a) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

(ii) “Affiliated Group” means any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local or foreign law.

(iii)“Assigned Intellectual Property” means (i) all Intellectual Property owned by FT or its Subsidiaries as of the Closing (other than the Companies and their Subsidiaries), (ii) all Intellectual Property that was owned by FT or its Subsidiaries as of March 25, 2006 and, as of the Closing Date, is owned by Honeywell or its Subsidiaries (other than the Companies and their Subsidiaries), in each case of (i) and (ii), used in any material respect in the conduct of the FTCP Business, including any FCO IP, as defined in Exhibit D, (iii) the trademark FIRST TECHNOLOGY and FIRST TECHNOLOGY INNOVATIVE SOLUTIONS and Design, and (iv) all domain names used in any material respect in the conduct of the FTCP Business and all domain names containing the names FirstTechnology or FirstTech, or any variations thereof that are registered to or on behalf of Sellers or their Subsidiaries; all content and all HTML and scripting code to the extent used in connection with such domain names; and any Intellectual Property embodied in any of the foregoing, to the extent owned by Sellers or their Subsidiaries.

(iv) “Business Material Adverse Effect” means any event, change, effect or circumstance that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, results of operations, financial condition of the FTCP Business; provided, however, that changes, effects or circumstances, alone or in combination, that arise out of or result from (A) changes in economic conditions, financial or securities markets in general, or the industries and markets (including with respect to commodity prices) in which the FTCP Business is operated, except to the extent disproportionately affecting the FTCP Business, (B) the execution and performance (other than as set forth in the first sentence of Section 5.1 hereof) of this Agreement and the announcement of this Agreement and the transactions contemplated hereby, (provided, however, that the foregoing shall not affect or otherwise limit the representations set forth in Section 3.3 and 4.3) (C) acts of God, calamities, national or international political or social conditions, including the engagement by the United States, the United Kingdom or the Dominican Republic in hostilities, whether commenced before or after the date hereof, or the occurrence of any military attack or terrorist act upon the United States, the United Kingdom or the Dominican Republic, except to the extent disproportionately affecting the FTCP Business, or (D) any actions taken, or failures to take action, or such other changes or events, in each case, to which Purchaser has specifically consented in writing, shall not be considered in determining whether a Business Material Adverse Effect has occurred.

(v) “Code” means the Internal Revenue Code of 1986, as amended.

(vi) “Contract” shall mean any contract, agreement, lease, license, sales order, purchase order, indenture, note, bond, loan, instrument, lease, commitment or other arrangement or agreement that is binding on any Person or any part of its property under applicable Law.

(vii) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

(viii) “Delphi Claim” means any claim, action or proceeding regarding the alleged malfunction of electrical heaters manufactured by the FTCP Business prior to the Closing Date, which were installed in HVAC units that were supplied to Renault and Fiat for Renault Espace vehicles and Alfa Romeo 147 and 156 vehicles.

(ix) “DOJ” means the United States Department of Justice.

(x) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, including the rules and regulations promulgated thereto.

(xi) “FTC” means the United States Federal Trade Commission.

(xii) “FTCP Business” means the design, development and manufacture and sale of sensors, circuit protection devices, ceramic components and crash switch devices as such business is currently conducted by the Companies and their Subsidiaries.

(xiii) “FTCP Net Working Capital” means the excess of (i) the sum of total current assets of the FTCP Business (other than cash and cash equivalents), over (ii) total current liabilities of the FTCP Business (other than Indebtedness, or any liabilities associated with the Delphi Claim or liabilities described in Section 9.2(a)(iii)) and any issued but uncleared checks and bank overdrafts, except to the extent any such bank overdrafts constitute Indebtedness that will be discharged by Sellers. The current assets and current liabilities of the FTCP Business that are included in FTCP Net Working Capital shall be calculated in accordance with the FTCP Specified Accounting Policies and in accordance with the calculation of the sample statement of FTCP Net Working Capital set forth on Section 10.2(a)(xiii) of the Disclosure Schedule; provided that no current or deferred income tax assets or Liabilities will be included in the FTCP Net Working Capital.

(xiv) “FTCP Specified Accounting Policies” has the meaning set forth in Section 10.2(a)(xiv) of the Disclosure Schedule.

(xv) “Governmental Authority” means any foreign, transnational, or United States federal, state or local governmental, regulatory or administrative agency or any court or arbitral body.

(xvi) “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

(xvii) “Indebtedness” of any Person at any date shall include (A) all indebtedness of such Person for borrowed money, (B) any other indebtedness of such Person which is evidenced by any note, bond, debenture or similar instrument, (C) all obligations under any hedging, derivative or swap obligations or similar arrangements, (D) all outstanding amounts owed under guaranties in which the underlying payment or performance obligation is in default or a valid demand for payment has been made, (E) all obligations secured by a Lien (other than a Permitted Encumbrance) on any assets of the FTCP Business, (F) all obligations for the deferred purchase price of property or services (other than current liabilities incurred in the ordinary course of business), (G) any amounts outstanding and owing under any commitments by which a Person assures a creditor against loss (including reimbursement obligations and including, in the case of bank guarantees, any amounts advanced by the guarantor bank that have not yet been reimbursed), (H) all obligations under capitalized leases (it being understood that for purposes of this definition the leases set forth in the Disclosure Schedule are not and shall not be treated as capitalized leases), (I) all prepayment premiums, and (J) any accrued interest, fees and expenses related to the foregoing.

(xviii) “Independent Accounting Firm” means any one of (A) Ernst & Young, (B) PricewaterhouseCoopers, (C) KPMG or (D) Deloitte & Touche, as mutually agreed upon by the parties.

(xix) “Intellectual Property Assignment” means the assignment agreement substantially in the form attached hereto as Exhibit C conveying to the Purchaser the Assigned Intellectual Property.

(xx) “knowledge” (A) with respect to Honeywell and the Sellers shall mean the actual knowledge, after due inquiry of appropriate personnel, of the individuals identified on Section 10.2(a)(xx)(A) of the Disclosure Schedule and (B) with respect to Purchaser shall mean the actual knowledge, after due inquiry of appropriate personnel, of the individuals identified on Section 10.2(a)(xx)(B) of the Disclosure Schedule.

(xxi) “Law” means any law, statute, ordinance, order, decree, decision, rule or regulation of any Governmental Authority, or any binding agreement with any Government Authority binding upon a Person or its assets.

(xxii)“Liability” means any direct or indirect liability, Indebtedness, penalty, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, known or unknown, contingent or otherwise, and regardless of when or by whom asserted.

(xxiii) “License Opportunity” means the potential opportunity of Control Devices, Inc. to license its patents USSN 60/653,194, 60/742,730 and its PCT filing to a third party (subject to the negotiation of a definitive agreement between the parties relating thereto), discussions with respect to which have occurred prior to the date hereof with the assistance of Honeywell and certain of its Affiliates.

(xxiv) “Losses” means, subject to Section 9.4, any losses, costs or expenses (including reasonable attorneys’ fees and expenses incurred in connection with the investigation, defense and/or settlement of any claim), penalties, judgments, fines, claims, damages, liabilities, royalties and assessments. In the event that the Purchaser transfers less than all or substantially all of the FTCP Business to a third party, any losses, costs, expenses, damages or liabilities actually incurred by a Purchaser Indemnified Party (including any amounts paid by the Indemnified Party to such third party) in connection with Losses suffered by such third party that would constitute indemnifiable Losses under this Agreement had they been directly incurred by such Purchaser Indemnified Party absent the transfer to such third party, will constitute Losses under this definition and will be subject to the terms and conditions of the indemnification provisions in Article IX; provided, however, that in no event shall Honeywell be responsible for attorneys’ fees and expenses or any other costs and expenses incurred in connection with the investigation, defense or settlement of a claim of such third party, but only those of the Purchaser Indemnified Party.

(xxv) “Made Available” means that the information referred to (i) has been actually delivered (whether by email transmission or hand delivery) to Purchaser or to its outside legal counsel or (ii) was posted and remained posted on the electronic datasite located at http://services.intralinks.com, in each case, on or prior to the execution of this Agreement.

(xxvi) “Permit” means any permit, franchise, authorization, license accreditation, certificate, exemption, classification, registration or other approval issued or granted by any Governmental Authority.

(xxvii) “Permitted Encumbrances” means (A) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business for amounts not yet delinquent or which are being contested in good faith by appropriate legal proceedings, (B) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (C) Encumbrances for Taxes and other governmental charges that are not due and payable, are being contested in good faith by appropriate proceedings, or may thereafter be paid without penalty, (D) imperfections of title, restrictions or encumbrances, if any, which imperfections of title, restrictions or other encumbrances do not, individually or in the aggregate, materially impair the continued use and operation of the specific assets to which they relate, (E) any exceptions listed in the title commitments provided by Honeywell to Purchaser, (F) those certain Declarations of Covenants and Restrictions that have been recorded against the Owned Real Property, and (G) the state of facts disclosed on the survey for the real property in Standish, Maine, dated August 8, 2006, last revised September 22, 2006 (Project 20061051-1) and on the survey for the real property located in Grand Blanc, Michigan, dated August 2, 2006, last revised September 7, 2006 (Project 20061081-1).

(xxviii) “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, entity or group.

(xxix) “Purchaser Material Adverse Effect” means any material adverse change in or material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(xxx) “Reorganization” means such actions taken or to be taken by Honeywell or any of its Affiliates in connection with the reorganization as specifically described in Section 5.1 of the Disclosure Schedule.

(xxxi) “Settlement Agreement” means the Settlement Agreement dated as of September 11, 2006 among First Technology Europe S.A.S., a French company, duly existing and organized under the laws of France, First Inertia Switch Ltd., a company, duly existing and organized under the laws of UK, Control Devices Inc., a corporation duly existing and organized under the laws of the State of Indiana, First Technology Dominicana S.A., a company duly existing and organized under the laws of the Dominican Republic, Honeywell, FT, Honeywell Delphi France S.A.S, duly existing and organized under the laws of France, and Delphi Italia Automotive Systems S.r.l., a company duly existing and organized under the laws of Italy, as the same may be amended or modified.

(xxxii) “Settlement Opportunity” means the potential opportunity of the FTCP Business to settle, in full or in part, the matter identified in Item 3 of Section 3.9 of the Disclosure Schedule, discussions with respect to which have occurred prior to the date hereof with the assistance of Honeywell and certain of its Affiliates.

(xxxiii) “Shelby Business” means the manufacture of pressure switches, valves, circuit breakers, mechanical switches, coils and solenoids, and Hall effect sensors (service part only status and expected to cease production by 2007), as currently conducted by Shelby LLC, a wholly owned subsidiary of Honeywell, out of the Honeywell plant located in Shelby, North Carolina.

(xxxiv) “Subsidiary” of a Person means any corporation or other legal entity of which such Person (either alone or through or together with any other Subsidiary or Subsidiaries) is the general partner or managing entity or of which at least a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or others performing similar functions of such corporation or other legal entity is directly or indirectly owned or controlled by such Person (either alone or through or together with any other Subsidiary or Subsidiaries).

(xxxv) “Targeted FTCP Net Working Capital” means $12,100,000.

(xxxvi) “Tax Return” shall mean any report, return or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

(xxxvii) “Taxes” shall mean any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, employment, unemployment, social security, unclaimed property, payroll, customs duties, transfer, license, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added.

(xxxviii) “Taxing Authority” shall mean the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration or collection of any Taxes.

(b) When a reference is made in this Agreement to Articles, Sections, or Disclosure Schedule, such reference is to an Article or a Section of, or Disclosure Schedule to, this Agreement, unless otherwise indicated. When a reference is made in this Agreement to a party or parties, such reference is to parties to this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be understood to be followed by the words “without limitation.”

10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, Honeywell and Purchaser shall negotiate in good faith to modify this

Agreement so as to affect their original intent as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

10.4 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including all exhibits and schedules attached hereto, and the Confidentiality Agreement constitute the entire agreement and supersede any and all other prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and does not, and is not intended to, confer upon any Person (other than the Purchaser Indemnified Parties pursuant to Section 9.2, Section 7.4 and Section 5.12(c) and the parties’ respective permitted successors and permitted assigns) any rights or remedies hereunder.

10.5 Amendment; Waiver. This Agreement maybe amended only in a writing signed by all parties hereto. Any waiver of rights hereunder must be set forth in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive either party’s rights at any time to enforce strict compliance thereafter with every term or condition of this Agreement.

10.6 Binding Effect; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives and successors and permitted assigns. Notwithstanding the foregoing, this Agreement shall not be assigned by any party hereto by operation of Law or otherwise without the express written consent of each of the other parties; provided, however, that, without the consent of the other parties hereto Purchaser may (i) assign its right to purchase the Shares and the Assigned Intellectual Property, in whole or in part, to one or more of its Affiliates, (ii) assign its rights hereunder to the lenders under the Credit Agreement as collateral security for borrowings under the Credit Agreement used to pay the Purchase Price and (iii) assign its rights hereunder to a third party in connection with a sale of all or substantially all of the FTCP Business; provided, however, that no such assignment shall relieve Purchaser of its obligations hereunder.

10.7 Disclosure Schedule. The Disclosure Schedule shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any matter disclosed pursuant to the Disclosure Schedule shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

10.8 Governing Law. Any and all claims, disputes or controversies in any way arising out of or relating to (a) this Agreement, (b) any breach, termination or validity of this Agreement, (c) the transactions contemplated hereby or (d) any discussions or communications relating in any way to this Agreement or transactions contemplated hereby (the “Transaction Matters”), and the existence or validity of any and all defenses to such claims, disputes or controversies, shall be governed and resolved exclusively by the laws of the State of New York, notwithstanding the existence of any conflict of laws principles that otherwise would dictate the application of any other state’s law. Each party irrevocably and unconditionally waives any right to object to the application of New York law or argue against its applicability to any of the matters referenced in the immediately preceding sentence.

10.9 Dispute Resolution; Mediation; Jurisdiction.

(a) In the event of any dispute, controversy or claim in any way arising out of or relating to the Transaction Matters (a “Dispute”), upon the written notice of either party hereto, the parties hereto shall attempt to negotiate a resolution of the Dispute. If the parties hereto are unable for any reason to resolve a Dispute within 30 days after the receipt of such notice, the Dispute shall be submitted to mediation in accordance with Section 10.9(b) hereof.

(b) Any Dispute not resolved pursuant to Section 10.9(a) hereof shall, at the request of either party hereto (a “Mediation Request”), be submitted to non-binding mediation in accordance with the then current CPR Mediation Procedure (the “Procedure”), except as modified herein. The mediation shall be held in New York, New York. The parties shall have 20 days from receipt by a party of a Mediation Request to agree on a mediator. If no mediator has been agreed upon by the parties within 20 days of receipt by a party (or parties) of a Mediation Request, then any party may request (on written notice to the other parties), that the CPR appoint a mediator in accordance with the Procedure. All mediation pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations, and no oral or documentary representations made by the parties during such mediation shall be admissible for any purpose in any subsequent proceedings. No party hereto shall disclose or permit the disclosure of any information about the evidence adduced or the documents produced by the other parties in the mediation proceedings or about the existence, contents or results of the mediation without the prior written consent of such other parties except in the course of a judicial or regulatory proceeding or as may be required by Law or requested by a Governmental Authority or securities exchange. Before making any disclosure permitted by the preceding sentence, the party intending to make such disclosure shall give the other parties reasonable written notice of the intended disclosure and afford the other parties a reasonable opportunity to protect its interests. If the Dispute has not been resolved within 60 days of the appointment of a Mediator, or within 90 days of receipt by a party of a Mediation Request (whichever occurs sooner), or within such longer period as the parties may agree to in writing, then any party may file an action on the Dispute in any court having jurisdiction in accordance with Section 10.9(c).

(c) Each of the parties hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New York located in New York City and the courts of the United States of America located in the City of New York for any litigation arising out of or relating to this Agreement or the transactions contemplated hereby or any of the other transactions contemplated hereby (and agrees not to commence any litigation relating hereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in Section 10.1, shall be effective service of process for any litigation brought against it in any such court. Each of the parties hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Agreement or the transactions contemplated hereby or any of the other transactions contemplated hereby in the courts of the State of New York located in New York City or the courts of the United States of America located in the City of New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING IN ANY WAY TO TRANSACTION MATTERS.

10.10 Construction; Interpretation. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if was drafted by all of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The phrase “ordinary course of business” when used in this Agreement shall be deemed to be followed by the words “consistent with past practice”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

10.11 Counterparts. This Agreement may be executed simultaneously in two or more counterparts (including by facsimile or electronic .pdf submission), and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SENSATA TECHNOLOGIES, INC.

By:
Name:
Title:

HONEYWELL INTERNATIONAL INC.

By:
Name:
Title:

FIRST TECHNOLOGY LIMITED

By:
Name:
Title:

Exhibit A

Companies

First Inertia Switch Limited, a Michigan corporation.

Control Devices, Inc., an Indiana corporation.

FTCP Holdings Ltd., an English unlimited liability company.

Subsidiaries

RDI Management Co., an Indiana corporation.

CDI BV, a Netherlands corporation.

CDI Holding International SAS, a French corporation.

FT Europe SAS, a French corporation.

First Inertia Switch Ltd., A United Kingdom corporation.

First Technology Dominicana Holdings S.A., a Dominican Republic corporation.

First Technology Dominicana S.A., a Dominican Republic corporation.

First Technology (Europe) Ltd., a United Kingdom corporation.

FTCP Bermuda Ltd., a Bermuda corporation.

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